                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
              -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
        -----     -----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's Annual Report for the year ended December 31, 2004, prepared in accordance with the requirements of The Stock Exchange of Hong Kong Limited.

     This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o various expected plans and measures to be taken and the intended or anticipated effects or benefits of such plans and measures as discussed under "Chairman's Report - Standardised Operations and Business Prospects";

     o the Registrant's anticipated capital expenditures for each of its segments for the year ending December 31, 2005 and non segment-specific capital expenditures for the same period;

     o    the Registrant's plan for segment operations, including continuing to:

          - enhance exploration and production to ensure continuous increase in oil and natural gas output;

          -    integrate and optimize the refining and chemicals business;

          -    improve marketing network to maximize operating efficiency; and

          - carefully organize the construction of key natural gas pipeline projects to achieve various construction targets;

     o the Registrant's plan to actively promote overseas oil and natural gas exploration, and to expand the Registrant's overseas business by mergers and acquisitions;

     o the Registrant's plan to maintain strict control over the size of its workforce;

     o the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                         FINANCIAL AND BUSINESS SUMMARY

Output of crude oil for 2004 was 778.4 million barrels, representing an increase of 0.5% from 2003.

Output of marketable natural gas for 2004 was 841.2 billion cubic feet, representing an increase of 21.7% from 2003.

Total output of crude oil and natural gas for 2004 was 918.6 million barrels of oil equivalent, representing an increase of 3.2% from 2003.

Consolidated turnover for 2004 was RMB388,633 million, representing an increase of 27.9% from 2003.

Consolidated net profit for 2004 was RMB102,927 million, representing an increase of 47.9% from 2003.

Basic and diluted earnings per share for 2004 were RMB0.59, representing an increase of RMB0.19 from 2003.

The Board of Directors has resolved to distribute a final dividend for 2004 of RMB 0.147511 per share.

                                    CONTENTS


COMPANY PROFILE

CHAIRMAN'S REPORT

FINANCIAL HIGHLIGHTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CORPORATE GOVERNANCE STRUCTURE

DIRECTORS' REPORT

REPORT OF THE SUPERVISORY COMMITTEE

BUSINESS OPERATING REVIEW

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

REPORT OF INTERNATIONAL AUDITORS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)

CORPORATE INFORMATION

MAJOR EVENTS IN 2004

                                 COMPANY PROFILE

        PetroChina Company Limited (the "COMPANY") was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC") on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation ("CNPC"). In the restructuring, CNPC injected into the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

        The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas related activities, including:

        o the exploration, development, production and sale of crude oil and natural gas;

        o the refining, transportation, storage and marketing of crude oil and petroleum products;

        o the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products; and

        o the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

        The American Depositary Shares (the "ADSS") and H shares of the Company were listed on the New York Stock Exchange, Inc. and the Stock Exchange of Hong Kong Limited ("HKSE") on April 6, 2000 and April 7, 2000, respectively.




        Registered Chinese Name of the Company:                   [CHINESE CHARACTERS]

        English Name of the Company:                              PetroChina Company Limited

        Legal Representative of the Company:                      Chen Geng

        Secretary to the Board:                                   Li Huaiqi

        Legal Address of the Company:                             World Tower

                                                                  16 Andelu Dongcheng District, Beijing

                                                                  The People's Republic of China

        Postal Code:                                              100011

        Telephone:                                                (8610) 8488 6270

        Facsimile:                                                (8610) 8488 6260

        Places of Listing:

        H shares: The Stock Exchange of Hong Kong Limited            Code:   857

        ADSs: The New York Stock Exchange, Inc.                      Symbol: PTR

                                CHAIRMAN'S REPORT

Dear Shareholders,

        I am pleased to submit to you the annual report of PetroChina Company Limited (the "COMPANY") for the year ended December 31, 2004.

REVIEW OF RESULTS AND OPERATIONS

        The Company is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC. The Company is engaged in a broad range of petroleum-related activities.

        In 2004, the Company achieved good production and operating results, benefiting from persistent high oil prices and strong market demand as well as the optimisation of production structure and enhanced production management. As a result, the Company's value has further appreciated. In 2004, the Company's profit before taxation was RMB 147.141 billion, representing an increase of 49.7% compared with the corresponding period in the previous year. Net profit was RMB102.927 billion, representing an increase of 47.9% compared with the corresponding period in the previous year. The Exploration and Production segment






                                     (Photo)
remained the backbone of profit growth for the Company. Realised profit from the Refining and Marketing segment as well as the Chemicals and Marketing segment reached a historical high. These segments contributed significantly to the profit growth of the Company. Realised profit from the Natural Gas and Pipeline segment also improved from the previous year, despite the fact that the designed transmission capability was not fully utilised at the initial stage of the operation of the West-East Pipeline Project.

        The basic and diluted earnings per share of the Company were RMB0.59.

        The Board of Directors of the Company recommends a final dividend of RMB
0.147511 per share for 2004 (together with the interim dividend of RMB0.115919 per share, the annual dividend for 2004 is RMB0.26343 per share), subject to the approval of the shareholders in the annual general meeting to be held on May 26, 2005.

BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

        The 2003 annual general meeting of the Company was held in Beijing on May 18, 2004. Article 89 of the Company's Articles of Association provides that "directors shall be elected at the shareholders' meeting for a term of three years and may serve consecutive terms if re-elected upon the expiry of their term of office". The term of office of one of the directors expired and two other directors resigned. In addition, there was a vacant seat on the Board of Directors. Pursuant to the provisions of Article 51 (2) and (13) of the Company's Articles of Association on "election and replacement of directors" and "review of proposals presented by shareholders representing 5% or more of the voting shares of the Company", a resolution for the re-election and election of four Directors was considered and approved at the meeting. It was resolved that Mr Chen Geng be re-elected as Director and Mr Jiang Jiemin, Mr Zhou Jiping and Mr Duan Wende be elected as Directors. A proposal to appoint two additional Supervisors was also considered and approved at the meeting and it was resolved that Mr Sun Xianfeng and Mr Xu Fengli be elected as Supervisors of the Company. Please see the section headed "Brief Biography of Directors, Secretary, Supervisors and Senior Management" in the "Report of Directors" for their respective brief biography.

        The Board of Directors currently consists of thirteen Directors, including three independent non-executive Directors. The Supervisory Committee consists of seven Supervisors, including two independent Supervisors.

        In 2004, the Board of Directors held four regular meetings and one extraordinary meeting, at which nineteen resolutions were approved.

        I would like to take this opportunity to express my gratitude to Mr Ma Fucai for his contribution to the Company as a Director and Chairman, and to Mr Wu Yaowen for his contribution to the Company as a Director and Vice Chairman during their terms of office. I would also like to congratulate Mr Jiang Jiemin, Mr Zhou Jiping and Mr Duan Wende for being elected as Directors of the Company, and Mr Sun Xianfeng and Mr Xu Fengli for being elected as Supervisors of the Company.

STANDARDISED OPERATIONS AND BUSINESS PROSPECTS

        The Company strictly follows the laws and regulations of its places of listing and operates steadily within the regulatory framework. In 2004, a number of effective corporate governance measures were undertaken by the Company in accordance with regulatory requirements to build up its internal control mechanism. The level of corporate governance of the Company was improved. The average closing price of the Company's H shares was HK$3.90 per share in 2004, representing an increase of 70% over the last year, and an increase of over 200% from the issue price.

        In 2004, the Company continued to enhance its efforts in exploration and exploitation of oil and gas reserves and achieved significant results in oil and gas exploration, indicating a bright prospect for the development of this field. Production of crude oil recorded steady growth while the natural gas business developed rapidly. The pace of overseas oil and gas exploration and development quickened and the geographical allocation and product structure of the refining and chemicals business of the Company improved. The production and sales of both refined and chemical products blossomed, profitability improved markedly and the construction of key pipeline projects and refining facilities were smooth. With the early commencement of commercial operation of the West-East Pipeline Project, the Company has achieved the objective of the project.

        Using the "Energyahead" website (www.energyahead.com) as an e-commerce platform, the Company focused on the centralized procurement of goods in large quantities and enhanced the integration of its resources procurement business. The Company will continue to promote e-commerce which will effectively lower procurement costs and improve the management of resources.

        In the course of production and operation, the Company persistently adhered to the principle of "human-oriented" management and devoted great efforts to fundamental work on quality, safety and environmental protection. Through the advancement of technology, the Company has improved the quality of its products, minimized consumption of materials and energy and established its brand image. The launching of the "Safety Management Year" campaign has helped the Company enforce its organizational leadership in safety promotion, increase the awareness and level of safety in production among all staff and devise a comprehensive emergency plan in dealing with accidents, thereby minimizing and preventing the occurrence of accidents to the greatest extent possible. The Company also adopted clean production technologies and focused on reducing the source of pollution by strengthening the monitoring and regulation of pollution as well as controlling the discharge of pollutants. The Company will continue to improve its Quality, Health, Safety and Environmental management system and establish a long-term effective mechanism to promote quality, health, safety and environmental protection.

        Looking forward, the Company intends to continue to improve oil and gas exploration and exploitation and speed up its reserve and production capabilities, accelerate the adjustment and optimization of its refining and chemicals business, further improve its competitiveness and profitability, intensify its marketing efforts, improve operating efficiency, accelerate the development of its overseas business and secure as much overseas resources as possible.

        For the exploration and production business, the Company will continue to give top priority to exploration and more effort will be put into the development of oil and gas fields. A continuous improvement in the rate of conversion of resources, the rate of utilization of reserves and the ultimate recovery rate will ensure a steady increase in the output of crude oil and a significant growth in the output of natural gas.

        For the refining and chemicals business, the Company will continue to integrate the refining and chemicals business, optimize allocation of resources, improve the concentration of crude oil processing and increase the standard of light chemical materials. On the basis of safe operation of equipment, the Company will strive to increase the production of processed crude oil, finished oil as well as other value-added products in order to satisfy market demand and improve economic efficiency.

        For the marketing business, the Company will continue to further improve and optimize its marketing network as a means to stabilize market supply and maximize operating efficiency. It will also raise the level of marketing services and management in order to build up a good reputation for PetroChina.

        For the natural gas and pipeline business, the Company will accelerate the construction of key pipelines, connected pipelines and underground gas storage tanks according to the requirements of balanced development of upstream and downstream operations, and will ensure the timely completion and commencement of production. In addition, the Company will further improve the linkage between production, transportation and marketing in order to achieve balance of resources and ensure a safe and steady supply of gas through operating pipelines.

        For the overseas business, the Company will continue to accelerate the implementation of its overseas business development strategy. It will expand overseas operations and will actively seek opportunities to develop its overseas oil and gas exploration and development business. It will also expand international trade and grow its overseas business by way of mergers and acquisitions or joint ventures.

        The Company will have been listed in Hong Kong and New York for five years in April 2005. During these five years, with the support and endorsement of shareholders and the public, the business of the Company has developed smoothly and the value of the Company has steadily increased. In the future, the Company's management will persist in enhancing the Company's value and strive to maximize the benefit and value for its shareholders. The Company will make substantial efforts in technological and management innovation, further strengthen its internal control mechanism and monitoring system which comply with regulatory requirements in the market, and by way of careful planning and prudent operations, which promotes the continuous, effective and relatively speedy development of the Company.



                                                                       Chen Geng

                                                           Chairman of the Board

                                                                Beijing, the PRC

                                                                  March 16, 2005

                                     (Photo)

                                                 FINANCIAL HIGHLIGHTS

                                                                                     YEAR ENDED DECEMBER 31
                                                              2000           2001            2002            2003            2004
                                                                                         RMB (MILLION)
                                                           ------------------------------------------------------------------------

TURNOVER                                                        245,279       241,320        244,424         303,779        388,633
                                                           ------------   ------------   ------------   ------------   ------------

OPERATING EXPENSES
   Purchases, services and other                               (64,251)      (78,529)       (71,690)        (90,850)      (116,353)
   Employee compensation costs                                 (15,129)      (14,608)       (16,248)        (19,542)       (22,309)
   Exploration expenses, including exploratory dry holes        (8,680)       (7,344)        (8,095)        (10,577)       (11,723)
   Depreciation, depletion and amortisation                    (34,209)      (33,615)       (36,782)        (40,531)       (46,411)
   Selling, general and administrative expenses                (17,621)      (21,735)       (22,474)        (23,930)       (26,377)
   Employee severance costs and closure of manufacturing        (6,579)         (487)        (2,121)         (2,355)          (220)
   facilities
   Taxes other than income taxes                               (13,258)      (13,951)       (14,613)        (15,879)       (18,685)
   Revaluation loss on property, plant and equipment                  -             -              -           (391)              -
   Other (expense) / income net                                   (119)            88           (60)           (538)             31
                                                           ------------   ------------   ------------   ------------   ------------
TOTAL OPERATING EXPENSES                                      (159,846)     (170,181)      (172,083)       (204,593)      (242,047)
                                                           ------------   ------------   ------------   ------------   ------------
PROFIT FROM OPERATIONS                                           85,433        71,139         72,341          99,186        146,586
                                                           ------------   ------------   ------------   ------------   ------------
FINANCE COSTS
   Exchange gain                                                  1,406           390            133              53             50
   Exchange loss                                                  (234)         (140)          (449)           (233)          (123)
   Interest income                                                  591           809            463             677          1,107
   Interest expense                                             (6,286)       (4,408)        (3,516)         (2,346)        (2,303)
                                                           ------------   ------------   ------------   ------------   ------------
TOTAL FINANCE COSTS                                             (4,523)       (3,349)        (3,369)         (1,849)        (1,269)
                                                           ------------   ------------   ------------   ------------   ------------
SHARE OF PROFIT OF ASSOCIATES                                       584           341            268             985          1,824
                                                           ------------   ------------   ------------   ------------   ------------
PROFIT BEFORE TAXATION                                           81,494        68,131         69,240          98,322        147,141
TAXATION                                                       (27,014)      (23,066)       (22,231)        (28,072)       (42,563)
                                                           ------------   ------------   ------------   ------------   ------------
PROFIT BEFORE MINORITY INTERESTS                                 54,480        45,065         47,009          70,250        104,578
MINORITY INTERESTS                                                  165           404           (99)           (636)        (1,651)
                                                           ------------   ------------   ------------   ------------   ------------
NET PROFIT                                                       54,645        45,469         46,910          69,614        102,927
                                                           ============   ============   ============   ============   ============
BASIC AND DILUTED EARNINGS PER SHARE (RMB)(2)                      0.32          0.26           0.27            0.40           0.59
                                                           ============   ============   ============   ============   ============

NON-CURRENT ASSETS
   Property, plant and equipment                                341,175       363,367        393,296         427,875        468,519
   Long-term investments                                          4,948         5,530          5,680           7,410          9,433
   Advance operating lease payments                               3,924         5,383          6,249           7,252         12,248
   Intangible and other assets                                      901         2,368          2,760           3,024          2,987
                                                           ------------   ------------   ------------   ------------   ------------
                                                                350,948       376,648        407,985         445,561        493,187
                                                           ============   ============   ============   ============   ============

CURRENT ASSETS
   Inventories                                                   32,499        28,313         28,441          28,872         45,771
   Accounts receivable                                           12,786         7,392          6,079           3,263          2,662
   Prepaid expenses and other current assets                     11,913        24,427         18,269          15,944         22,387

                                                                                 YEAR ENDED DECEMBER 31
                                                         2000             2001            2002            2003            2004
                                                                                     RMB (MILLION)
                                                      -----------------------------------------------------------------------------
    Receivables under resale agreement                       5,815           11,505          9,786           24,224          33,217
    Time deposits with maturities over three months              -            3,253          2,612            2,640           1,400
    Cash and cash equivalents                               18,085           11,127          9,977           11,231          11,304
                                                      ------------    -------------    -----------     ------------    ------------
TOTAL CURRENT ASSETS                                        81,098           86,017         75,164           86,174         116,741
                                                      ------------    -------------    -----------     ------------    ------------

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                39,550           53,210         57,793           64,180          70,696
    Taxes payable                                           16,570           14,434         10,927           20,959          22,117
    Short-term borrowings                                   41,514           25,323         20,633           28,890          27,276
                                                      ------------    -------------    -----------     ------------    ------------
                                                            97,634           92,967         89,353          114,029         120,089
                                                      ------------    -------------    -----------     ------------    ------------
NET CURRENT LIABILITIES                                   (16,536)          (6,950)       (14,189)         (27,855)         (3,348)
                                                      ------------    -------------    -----------     ------------    ------------
TOTAL ASSETS LESS CURRENT LIABILITIES                      334,412          369,698        393,796          417,706         489,839
                                                      ============    =============    ===========     ============    ============

FINANCED BY:
    Share capital                                          175,824          175,824        175,824          175,824         175,824
    Retained earnings                                       29,279           35,607         59,004           89,577         143,624
    Reserves                                                66,543           79,175         81,848           91,212         105,764
                                                      ------------    -------------    -----------     ------------    ------------
    Shareholders' equity                                   271,646          290,606        316,676          356,613         425,212
                                                      ------------    -------------    -----------     ------------    ------------
    Minority interests                                       4,989            5,136          4,854            5,608           9,391
                                                      ------------    -------------    -----------     ------------    ------------

NON-CURRENT LIABILITIES
    Long-term borrowings                                    53,412           65,546         60,655           41,959          38,458
    Other long-term obligations                              1,196            1,380          1,684            2,000           2,438
    Deferred taxation                                        3,169            7,030          9,927           11,526          14,340
                                                      ------------    -------------    -----------     ------------    ------------
                                                            57,777           73,956         72,266           55,485          55,236
                                                      ------------    -------------    -----------     ------------    ------------
                                                           334,412          369,698        393,796          417,706         489,839
                                                      ============    =============    ===========     ============    ============
Other Financial Data
Capital expenditure                                       (59,311)         (59,964)       (72,766)         (82,929)        (95,349)
Net cash generated by operating activities                 102,490           82,854         97,290          137,236         137,299
Net cash used for investing activities                    (59,307)         (59,906)       (70,611)         (96,213)        (98,533)
Net cash provided by (used for) financing activities      (43,188)         (29,906)       (27,829)         (39,769)        (38,693)
Fixed assets, net of accumulated depreciation              341,175          363,367        393,296          427,875         468,519
Total assets                                               432,046          462,665        483,149          531,735         609,928
Owner's equity                                             271,646          290,606        316,676          356,613         425,212

-------------
NOTES:

(1) The Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products sales enterprises in 2002, and has accounted for the acquisition in a manner similar to a uniting of interests.


(2) Basic and diluted earnings per share for the year ended December 31, 2000 have been computed by dividing net profit by the weighted average number of
     171.63 billion shares issued and outstanding for the accounting year. Basic and diluted earnings per share for the years ended December 31 of 2001, 2002, 2003 and 2004 have been computed by dividing net profits by the number of 175.82 billion shares issued and outstanding for such accounting years.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

        In reviewing the following discussion, please also refer to the consolidated financial statements of the Company and its subsidiaries (the "GROUP") and their notes contained in this annual report.

OVERVIEW

        For the twelve months ended December 31, 2004, profit before taxation of the Group was RMB147,141 million, representing an increase of 49.7% compared with the corresponding period in the previous year. Net profit was RMB102,927 million, representing an increase of 47.9% compared with the corresponding






                                     (Photo)
period in the previous year. For the first time net profit of the Group exceeded RMB100,000 million. Profit in all four business segments recorded historical highs. The increase in profit was due primarily to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand to enhance exploration and development and to increase oil and gas production, thereby achieving a steady increase in domestic crude oil production. Production and sales of refined oil and chemicals increased and the quantity of processed crude oil reached a record high. Production of natural gas continued to increase; and there is also a new breakthrough in the infrastructure of oil and gas pipelines. Management of the Company was also strengthened and technological and management innovations are introduced on an ongoing basis.

        For the year ended December 31, 2004, the Company's basic and diluted earnings per share were RMB0.59.

        TWELVE MONTHS ENDED DECEMBER 31, 2004 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2003

CONSOLIDATED OPERATING RESULTS

        o    Turnover

        Turnover increased 27.9% from RMB303,779 million for the twelve months ended December 31, 2003 to RMB388,633 million for the twelve months ended December 31, 2004. This was due primarily to the increase in the price of crude oil and the increase in the prices and sales volume of natural gas, refined products and chemicals.

        o    Operating Expenses

        Operating expenses increased 18.3% from RMB204,593 million for the twelve months ended December 31, 2003 to RMB242,047 million for the twelve months ended December 31, 2004. This was mainly attributable to an increase in the purchase cost of crude oil and refined products from external suppliers and increased depreciation and depletion caused by an increase in the amount of property, plant and equipment.

        o    Purchases, Services and Other Expenses

        Purchases, services and other expenses increased 28.1% from RMB90,850 million for the twelve months ended December 31, 2003 to RMB116,353 million for the twelve months ended December 31, 2004. This was due primarily to (1) the increase in the purchase cost of crude oil from external suppliers resulted from the increase of crude oil price and the increase in the purchase volume of crude oil by the Company's refineries; and (2) the increase in the prices of refined oil and chemical products, which increased the purchase cost of refined oil and chemical products from external suppliers.

        o    Employee Compensation Costs

        Employee compensation costs rose 14.2% from RMB19,542 million for the twelve months ended December 31, 2003 to RMB22,309 million for the twelve months ended December 31, 2004. This was due primarily to the increase in employees' salaries and welfare expenses as a result of strong operating results achieved by the Company, and the increase in labour costs as a result of further development of the Company's retail network.

        o    Depreciation, Depletion and Amortization

        Depreciation, depletion and amortization increased 14.5% from RMB40,531 million for the twelve months ended December 31, 2003 to RMB46,411 million for the twelve months ended December 31, 2004. This was mainly attributable to an increase in impairment of assets and an increase in depreciation, depletion and amortization caused by an increase in the amount of property, plant and equipment.

        o    Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 10.2% from RMB23,930 million for the twelve months ended December 31, 2003 to RMB26,377 million for the twelve months ended December 31, 2004. This was due primarily to an increase in transportation, repair and other related costs caused by an increase in the sales volume of refined oil and petrochemical products.

        o    Shutdown of Manufacturing Assets

        The costs for shutting down manufacturing assets decreased by 90.7% from RMB2,355 million for the twelve months ended December 31, 2003 to RMB220 million for the twelve months ended December 31, 2004, including RMB192 million for shutting down inefficient facilities in the Refining and Marketing segment, and RMB28 million for shutting down inefficient facilities in the Chemicals and Marketing segment.

        o    Taxes other than Income Tax

        Taxes other than income tax increased 17.7% from RMB15,879 million for the twelve months ended December 31, 2003 to RMB18,685 million for the twelve months ended December 31, 2004. The increase was due primarily to: (i) an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Company's refineries; and (ii) an increase in compensation fees for mineral resources due to an increase in crude oil revenue.

        o    Profit from Operations

        As a result of the factors discussed above, profit from operations increased 47.8% from RMB99,186 million for the twelve months ended December 31, 2003 to RMB146,586 million for the twelve months ended December 31, 2004.

        o    Net Exchange Gain (Loss)

        Net exchange loss decreased 59.4% from RMB180 million for the twelve months ended December 31, 2003 to RMB73 million for the twelve months ended December 31, 2004. The decrease in net exchange loss was mainly due to a decrease in the average proportion of foreign exchange borrowings and a dramatic slowdown in the appreciation of foreign currencies against Renminbi.

        o    Net Interest Expenses

        Net interest expenses decreased 28.3% from RMB1,669 million for the twelve months ended December 31, 2003 to RMB1,196 million for the twelve months ended December 31, 2004. The decrease in net interest expenses was due primarily to sufficient cash flow generated from operating activities and a decrease in the average proportion of interest-bearing debts.

        o    Profit Before Taxation

        Profit before taxation rose 49.7% from RMB98,322 million for the twelve months ended December 31, 2003 to RMB147,141 million for the twelve months ended December 31, 2004.

        o    Taxation

        Taxation increased 51.6% from RMB28,072 million for the twelve months ended December 31, 2003 to RMB42,563 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in taxable profits.

        o    Net Profit

        As a result of the factors discussed above, net profit increased 47.9% from RMB69,614 million for the twelve months ended December 31, 2003 to RMB102,927 million for the twelve months ended December 31, 2004.


INFORMATION ON BUSINESS SEGMENTS

        The Group operates a wide range of petroleum and related activities through four primary business segments: Exploration and Production segment, Refining and Marketing segment, Chemical and Marketing segment, and Natural Gas and Pipeline segment.








                                     (Photo)

        EXPLORATION AND PRODUCTION

        THE BUSINESS OF THE EXPLORATION AND PRODUCTION SEGMENT INCLUDES THE EXPLORATION, DEVELOPMENT, PRODUCTION AND MARKETING OF PETROLEUM AND NATURAL GASES.

        o    Turnover

        Turnover increased 25.4% from RMB177,271 million for the twelve months ended December 31, 2003 to RMB222,305 million for the twelve months ended December 31, 2004. The increase was mainly attributable to an increase in the price of crude oil and an increase in the sales volume of natural gas. The average realized crude oil price of the Company in 2004 was US$33.88 per barrel, representing an increase of US$6.68 per barrel and 24.6% from US$27.20 per barrel compared with the corresponding period in the previous year.

        Intersegment sales increased 36.8% from RMB128,963 million for the twelve months ended December 31, 2003 to RMB176,458 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the price of crude oil and an increase in the sales volume of natural gas.

        o    Operating Expenses

        Operating expenses increased 13.9% from RMB84,901 million for the twelve months ended December 31, 2003 to RMB96,734 million for the twelve months ended December 31, 2004. The increase was mainly due to the increase in crude oil import from Russia, the increase in exploration expenses, depreciation and depletion of fixed assets and the increase in staff costs.

        o    Profit from Operations

        Profit from operations increased 35.9% from RMB92,370 million for the twelve months ended December 31, 2003 to RMB125,571 million for the twelve months ended December 31, 2004.

        REFINING AND MARKETING

        THE BUSINESS OF THE REFINING AND MARKETING SEGMENT INCLUDES REFINING, STORAGE AND MARKETING OF CRUDE OIL AND PETROLEUM PRODUCTS.

        o    Turnover

        Turnover rose 32.2% from RMB223,584 million for the twelve months ended December 31, 2003 to RMB295,598 million for the twelve months ended December 31, 2004. The increase was caused by an increase in the prices and sales volume of key refined products, of which:

        Sales revenue from gasoline increased 28.0% from RMB60,073 million for the twelve months ended December 31, 2003 to RMB76,919 million for the twelve months ended December 31, 2004. The average realized selling price of gasoline surged 17.2% from RMB3,023 per ton for the twelve months ended December 31, 2003 to RMB3,542 per ton for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB11,267 million. The sales volume of gasoline increased 9.3% from 19.87 million tons for the twelve months ended December 31, 2003 to 21.71 million tons for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB5,579 million.

        Sales revenue from diesel increased 36.2% from RMB100,336 million for the twelve months ended December 31, 2003 to RMB136,649 million for the twelve months ended December 31, 2004. The average realized selling price of diesel increased 15.7% from RMB2,735 per ton for the twelve months ended December 31, 2003 to RMB3,165 per ton for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB18,567 million. The sales volume of diesel increased 17.7% from 36.68 million tons for the twelve months ended December 31, 2003 to 43.18 million tons for the twelve months ended December 31, 2004, resulting in an increase in revenue by RMB17,746 million.

        Sales revenue from kerosene increased 42.6% from RMB4,125 million for the twelve months ended December 31, 2003 to RMB5,881 million for the twelve months ended December 31, 2004.

        Intersegment sales revenue increased 29.6% from RMB16,867 million for the twelve months ended December 31, 2003 to RMB21,862 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in selling prices and intersegment sales volume.

        o    Operating Expenses

        Operating expenses increased 29.8% from RMB218,549 million for the twelve months ended December 31, 2003 to RMB283,617 million for the twelve months ended December 31, 2004. The increase was mainly attributable to the increase in the purchase cost of crude oil and refined oil from external suppliers, and an increase in staff cost, selling and administrative expenses.

        o    Profit from Operations

        Profit from operations increased 137.9% from RMB5,035 million for the twelve months ended December 31, 2003 to RMB11,981 million for the twelve months ended December 31, 2004.





                                     (Photo)

        CHEMICALS AND MARKETING

        THE BUSINESS OF THE CHEMICALS AND MARKETING SEGMENT CONSISTS OF THE PRODUCTION AND SALES OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS AND OTHER CHEMICAL PRODUCTS.

        o    Turnover

        Turnover rose 45.8% from RMB39,211 million for the twelve months ended December 31, 2003 to RMB57,179 million for the twelve months ended December 31, 2004. The growth in turnover of this segment was mainly due to an increase in the sales volume and selling prices of the chemical products.

        o    Operating Expenses

        Operating expenses increased 29.7% from RMB38,170 million for the twelve months ended December 31, 2003 to RMB49,524 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the expenses for the purchase of raw materials and an increase in selling and administrative expenses.





                                     (Photo)

        o    Profit from Operations

        Profit from operations increased 635.4% from RMB1,041 million for the twelve months ended December 31, 2003 to RMB7,655 million for the twelve months ended December 31, 2004.

        NATURAL GAS AND PIPELINE

        THE BUSINESS OF THE NATURAL GAS AND PIPELINE SEGMENT CONSISTS OF THE DELIVERY OF NATURAL GAS, CRUDE OIL AND REFINED OIL, AND THE SALES OF NATURAL GAS.

        o    Turnover

        Turnover increased 21.2% from RMB15,067 million for the twelve months ended December 31, 2003 to RMB18,255 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in the sales volume, and volume of natural gas from pipeline transmission.

        o    Operating Expenses

        Operating expenses increased 19.6% from RMB13,145 million for the twelve months ended December 31, 2003 to RMB15,720 million for the twelve months ended December 31, 2004. The increase was mainly due to an increase in expenses for the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the West-East Gas Pipeline.

        o    Profit from Operations

        Profit from operations increased 31.9% from RMB1,922 million for the twelve months ended December 31, 2003 to RMB2,535 million for the twelve months ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

        For the twelve months ended December 31, 2004, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The











                                     (Photo)

Group's funds were used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders.

        As at December 31, 2004, short-term borrowings made up approximately 5.5% of the Group's capital employed as compared with approximately 6.7% as at December 31, 2003. The Group's ability to obtain adequate financing may be affected by the financial condition and operating results and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, the Group must obtain PRC government approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

        The Group plans to fund its capital and related investments principally from the cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. For the twelve months ended December 31, 2004, net cash generated from operating activities was RMB137,299 million. As at December 31, 2004, the Group had RMB11,304 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 71.1% and United States Dollar accounting for approximately 28.9%).

        The table below sets forth the cash flow of the Group for each of the twelve months ended December 31, 2004 and 2003 and the cash and cash equivalents at the end of each period.


                                                                    AS AT YEAR ENDED DECEMBER 31
                                                                  ----------------------------------
                                                                       2004                   2003
                                                                  -----------            -----------
                                                                  RMB MILLION            RMB MILLION
                                                                  -----------            -----------
Net cash flow generated from operating activities                    137,299                137,236
Net cash flow employed for investment activities                    (98,533)               (96,213)
Net cash flow employed for financing activities                     (38,693)               (39,769)
Cash and cash equivalents at the end of each period                   11,304                 11,231



CASH FLOW GENERATED FROM OPERATING ACTIVITIES

        The net cash flow of the Group generated from operating activities for the twelve months ended December 31, 2004 was RMB137,299 million which is basically the same as the RMB137,236 million generated for the twelve months ended December 2003. This was due to an increase in sales revenue as well as an increase in the amount of expenditure and the amount of income tax payable. In addition, the level of inventories also increased resulting from an increase in the scale of its sales.

        As at December 31, 2004, the Group had a working capital deficit of RMB3,348 million compared with a working capital deficit of RMB27,855 million as at December 31, 2003. The decrease in working capital deficit was mainly due to an increase in inventories resulting from an increase in the scale of its sales and an increase in receivables under resale agreements.

CASH USED FOR FINANCING ACTIVITIES

       The net borrowings of the Group as at December 31, 2004 and December 31, 2003 are as follows:

                                                                  AS AT YEAR ENDED DECEMBER 31
                                                                  ----------------------------
                                                                      2004           2003
                                                                   -----------    -----------
                                                                   RMB MILLION    RMB MILLION
                                                                   -----------    -----------
Short-term borrowings (including liquid portion of long-term         27,276         28,890
borrowings)
Long-term borrowings                                                 38,458         41,959
                                                                     ------         ------
Total borrowings                                                     65,734         70,849
                                                                     ======         ======
Less:
    Cash and cash equivalents                                        11,304         11,231
    Time deposits with maturities over three months                   1,400          2,640
    Receivables under resale agreements                              33,217         24,224
                                                                     ------         ------
Net borrowings                                                       19,813         32,754
                                                                     ======         ======

       The maturity profile of the long-term borrowings of the Group is as follows:

                                          PRINCIPAL AS AT  PRINCIPAL AS AT
                                            DECEMBER 31,     DECEMBER 31,
                                               2004             2003
                                            -----------      -----------
                                            RMB MILLION      RMB MILLION
                                            -----------      -----------
To be repaid within one year                  16,008           19,711
To be repaid within one to two years           8,130           18,183
To be repaid within two to five years         22,961           17,108
To be repaid after five years                  7,367            6,668
                                              ------           ------
                                              54,466           61,670
                                              ======           ======

       Of the total borrowings of the Group as at December 31, 2004, approximately 27.1% were fixed-rate loans and approximately 72.9% were floating-rate loans. Of the borrowings as at December 31, 2004, approximately 85.1% were denominated in Renminbi, approximately 13.2% were denominated in US Dollars, approximately 0.5% were denominated in British Pound Sterling , approximately 0.7% were denominated in Japanese Yen, and approximately 0.5% were denominated in Euro.

       As at December 31, 2004 and December 31, 2003, the amount of short-term borrowings owed to related parties was RMB600 million and RMB610 million, respectively. As at December 31, 2004 and December 31, 2003, the amount of long-term borrowings owed to related parties was RMB22,568 million and RMB24,578 million, respectively.

       As at December 31, 2004, the amount of short-term and long-term borrowings owed to China Petroleum Finance Company Limited was RMB600 million and RMB22,568 million, respectively.

       The net cash used for financing activities for the twelve months ended December 31, 2004 decreased 2.7% compared with the twelve months ended December 31, 2003. The decrease was mainly due to lower net repayment compared with the corresponding period of last year.

       As at December 31, 2004, loans of the Group consisted of RMB50 million (RMB170 million as at December 31, 2003) secured loans (finance lease and bank loans), of which RMB29 million worth of bank loans (RMB114 million as at December 31, 2003) were secured by plant and equipment of the Group valued at RMB218 million (RMB152 million as at December 31, 2003). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2004, the debts incurred by the Group by way of finance lease amounted to RMB21 million (RMB56 million as at December 31, 2003). The net book value of property, plant and equipment under finance lease was RMB175 million (RMB240 million as at December 31, 2003).

       As at December 31, 2004, the debt to capitalization ratio (debt to capitalization ratio = interest-bearing debts / (interest-bearing debts + shareholder's equity)) was 13.4% (16.6% as at December 31, 2003).

CAPITAL EXPENDITURES

       The table below sets out our capital expenditures by the business segments for each of the twelve months ended December 31, 2004 and the twelve months ended December 31, 2003. As at December 31, 2004, capital expenditures increased 15.0% to RMB95,349 million from RMB82,929 million as at December 31, 2003. The increase was mainly due to an increase in expenditures relating to oil and gas exploration and development and continuation in putting in greater efforts in the construction of the sales network.

                                                    YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------
                                                                                     2005
                                        2004                  2003             (ESTIMATED VALUE)
                                -----------------      -----------------      ------------------
                                  RMB                    RMB                   RMB
                                MILLION       %        MILLION       %        MILLION        %
                                -------     -----      -------     -----      -------      -----
Exploration and Production      59,488*      62.4      52.713       63.6      61,160*       62.7
Refining and Marketing          17,467       18.3      12,650       15.2      14,590        15.0
Chemicals and Marketing          4,319        4.5       3,898        4.7       8,350         8.6
Natural Gas and Pipeline        13,901       14.6      13,530       16.3      12,400        12.7
Other                              174        0.2         138        0.2       1,000         1.0
                                ------      -----      ------      -----      ------       -----
Total                           95,349        100      82,929        100      97,500         100
                                ======      =====      ======      =====      ======       =====

Note: *If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2003 and 2004, and the estimate of the same for the entire 2005 would be RMB58,599 million, RMB66,493 million and RMB66,660 million, respectively.

       o    Exploration and Production

       The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the twelve months ended December 31, 2004, capital expenditures in relation to exploration and production amounted to RMB59,488 million, including RMB11,308 million for exploration activities and RMB43,217 million for development activities. For the twelve months ended December 31, 2003, capital expenditures in relation to this segment totalled RMB52,713 million, including RMB9,250 million for exploration activities and RMB39,587 million for development activities. The increase in capital expenditures was mainly due to an increase in expenditures relating to oil and gas exploration and development as well as strategic adjustments in the east and the speeding up of production in the west, and an increase in expenditures relating to exploration and development of gas fields in the Tarim, Sichuan and Erdos basins.

       The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2005 will amount to RMB61,160 million. Approximately RMB10,960 million will be used for oil and gas exploration, and approximately RMB50,200 million will be used for oil and gas development. Exploration and development will be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan and Bohai Bay basins.





                                     (Photo)

       o    Refining and Marketing

       Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2004 amounted to RMB17,467 million, of which RMB11,729 million was spent on the expansion of the retail sales network of refined products and storage infrastructure facilities, and RMB5,738 million was spent on renovation of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2003 were RMB12,650 million. The increase in capital expenditures was mainly due to the continual increase in the efforts in the construction of the sales network.

       The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2005 will amount to RMB14,590 million, which include:

       o approximately RMB7,250 million for construction and expansion of refining facilities;

       o approximately RMB7,340 million for investments in the development of the refined product sales network.

       o    Chemicals and Marketing

       Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2004 and 2003 amounted to RMB4,319 million and RMB3,898 million respectively. The increase was mainly due to an increase in investments in the ethylene projects in Daqing, Jilin and Lanzhou.

       The Group anticipates that capital expenditures for the chemicals and marketing segment for the twelve months ended December 31, 2005 will amount to RMB8,350 million, which is expected to be used primarily for upgrading ethylene facilities in Daqing, Jilin, Lanzhou and Dushanzi and the PTA project at Liaoyang Petrochemical Company.

       o    Natural Gas and Pipeline

       Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2004 amounted to RMB13,901 million. The Group spent RMB13,462 million of these expenditures on the construction of long distance pipelines, of which RMB3,425 million was spent on the West-East Gas Pipeline project. For the twelve months ended December 31, 2003, capital expenditures in the segment totalled RMB13,530 million. The increase in capital expenditures was mainly due to an increase in investments in the Zhongxian-Wuhan and the second Shaanxi-Beijing pipelines projects.

       The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2005 will amount to RMB12,400 million. Approximately RMB7,000 million is expected to be invested in the West-East Gas Pipeline project, the Zhongxian-Wuhan pipeline and the second Shaanxi-Beijing pipeline projects and approximately RMB5,400 million is expected to be invested in the construction of natural gas storage facilities and other natural gas, crude oil and refined products pipelines.

       o    Other

       Non-segment-specific capital expenditures for the twelve months ended December 31, 2004 and for the twelve months ended December 31, 2003 were RMB174 million and RMB138 million respectively. These capital expenditures were mainly used for non- segment-specific equipment purchases and research and development activities.

       The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2005 will amount to RMB1 billion, which is expected to be used primarily for technology research, information system, construction of water and electricity supply systems, roads and telecommunications system for the mutual benefit of various segments.

MATERIAL INVESTMENT

       The Group did not hold any material investment for the year ended December 31, 2004.

MATERIAL ACQUISITION OR DISPOSAL

       The Group had not made any material acquisition or disposal of subsidiaries and associated companies for the year ended December 31, 2004.

FOREIGN EXCHANGE RATE RISK

       Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and the supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated international prices, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial condition of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.

COMMODITY PRICE RISK

       The Group is engaged in a wide range of petroleum related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will, directly or indirectly, affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, during 2004 and 2003, the Group was exposed to general price fluctuations of widely traded oil and gas commodities.

INDUSTRY RISK

       Like other oil and natural gas companies in China, the Company's business activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

       o   Number of employees

       As at December 31, 2003 and December 31, 2004, the Group had 417,229 and 424,175 employees respectively. The table below sets out the number of employees by business segment as at December 31, 2004:

                                  NUMBER OF EMPLOYEES      PERCENTAGE OF TOTAL (%)
                                  -------------------      -----------------------
Exploration and Production               236,591                   55.8
Refining and Marketing                   116,813                   27.5
Chemicals and Marketing                   57,765                   13.6
Natural Gas and Pipeline                  10,191                    2.4
Other(*)                                   2,815                    0.7
                                         -------                  ------
Total                                    424,175                  100.00
                                         =======                  ======

Note*: Including management staff of PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres, Company headquarters and business segment head offices

       o    Employee Compensation

       The total employee compensation payable by the Group for the twelve months ended December 31, 2004 was RMB14,926 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff in attaining best results.

       The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. Members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                                           STOCK
                                      BASIC SALARY     APPRECIATION    PERFORMANCE
                                           (%)           RIGHTS (%)      BONUS (%)
                                      ------------     ------------    -----------
Chairman                                    30               70               0
President                                   25               60              15
Vice President                              25               60              15
Department General Manager                  25               50              25




                                     (Photo)

     Details of the directors' and supervisors' emoluments as at December 31, 2004 and December 31, 2003 are as follows:

                                                  2004           2003
                                                 -------       --------
                                                 RMB'000       RMB '000
                                                 -------       --------
Fees for directors and supervisors                  120            83
Salaries, allowances and other benefits           2,012         1,377
Contribution to retirement benefit scheme            43            34
                                                  -----         -----
                                                  2,175         1,494
                                                  =====         =====

       The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                                                   2004          2003
                                                  ------        ------
                                                  NUMBER        NUMBER
                                                  ------        ------
Nil-RMB1,000,000                                     24            19
                                                  =====         =====

       Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

       o    Workforce Reduction Plan

       During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

       The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity.

       o    Training Programs

       In order to develop the Company into an internationally competitive oil company, the Company has targeted high-calibre and skilful staff in its training program for 2004 with a focus on the training of core personnel and implementation of a "strong corporate and high talent" strategy, actively promoted the training of all of its employees and strived to build a proficient operating and management team, a technology innovation team and a skilful operators' team so as to achieve an overall improvement in the quality of its staff and to ensure the supply of talents required for the continuous, steady and relatively speedy development of the Company.

       o    Medical Insurance

       Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing are members of the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other regional branches of the Company have also participated in their respective local basic medical insurance schemes.

       As basic medical insurance is organized by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees of various companies.

       In accordance with relevant regulations of the PRC government, the Company has given permission to regional companies that have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at not more than 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

       Information on the Group's contingent liabilities as of December 31, 2004 is as follows:

       o    Bank and other guarantees

       As at December 31, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                   2004            2003
                                               RMB MILLION     RMB MILLION
                                               -----------     -----------
Guarantees of borrowings of associates              203             448
                                                  =====           =====

       o    Environmental liabilities

       China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The impact of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, which will have a material adverse effect on the financial position of the Group.

       o    Legal contingencies

       The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting legal liabilities will not have a material adverse effect on the financial position of the Group.

       o    Leasing of land, roads and buildings

       According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

       o in CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

       o in CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

       o in CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

       As at December 31, 2004, CNPC had obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but had not yet completed the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company are of the opinion that the use of and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed and therefore will not have a material adverse effect on the results of operations or the financial position of the Group.

       o    Group insurance

       Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

       o    Re-allocation of production and operation facilities

       The Group may further streamline its production and operation facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. The management has not approved all significant actions to be taken to complete such plans. The management does not believe such plans will have a material adverse impact on the Group's financial position, but they may have a material adverse effect on the Group's results of operations.

       o    Other

       In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

                         CORPORATE GOVERNANCE STRUCTURE

       The Company has always conscientiously complied with the regulatory requirements of the China Securities Regulatory Commission, the HKSE, The New York Stock Exchange Inc. and the United States Securities and Exchange Commission, as well as other regulatory requirements; the Company continued to regulate and improve its corporate governance structure and has set up shareholders' meetings, the Board of Directors and other corresponding special committees, the Supervisory Committee and a management team headed by the President. These bodies co-ordinate to effectively check and balance the powers of each other and discharge their functions in a regulated manner. The Company has been regulating its internal management and operations in strict compliance with its Articles of Association, Work Manual of the Board of Directors, Organisation and Rules of Procedures of the Supervisory Committee, and the Principles for Disclosure Control and Disclosure Procedures by the Company. The Company has





                                     (Photo)
also provided all market participants and regulatory authorities with timely, accurate, complete and reliable information about the Company, and strived to enhance the Company's corporate value.

       An outline of these rules is as follows:

       IN RELATION TO SHAREHOLDERS AND SHAREHOLDERS' MEETINGS: In order to ensure that all shareholders of the Company enjoy equal status and are able to exercise their rights effectively, the Company holds shareholders' meetings every year in strict compliance with the requirements of the Standard Opinion regarding Shareholders' Meetings promulgated by the China Securities Regulatory Commission. At the annual general meeting for 2003 held on May 18, 2004, nine resolutions were adopted, including adopting the resolutions on the Report of Directors for 2003, the profit distribution plan for 2003 and authorising the Board of Directors to issue shares. In order to ensure that connected transactions are fair and reasonable, in the shareholders' meetings, CNPC, being a connected person of the Company, abstained from voting in respect of such resolutions. Each year the independent non-executive Directors of the Company will also ensure that details of connected transactions, including examination and approval procedures and compliance status of connected transactions have been disclosed.

       IN RELATION TO DIRECTORS AND THE BOARD OF DIRECTORS: The Directors and the Board of Directors of the Company have carried out actions in relation to corporate governance matters in a conscientious and responsible manner and are held accountable to the Company and its shareholders. The Company has elected its Directors in strict compliance with the procedures for election of directors as set out in its Articles of Association. All Directors have attended Board meetings in a conscientious and responsible manner, performed their duties as Directors conscientiously and diligently, made decisions on major matters affecting the Company, appointed, dismissed and supervised the executives of the Company, and communicated with Shareholders. The Company has established a system of independent Directors whereby three independent non-executive Directors have been appointed to the Board of Directors to protect the interests of minority shareholders independently and objectively. They act as a force to check and balance the power of the Board of Directors in the decision-making process.

       The Board of Directors has established four special committees. They are the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee, and the Health, Safety and Environmental Protection Committee. The Audit Committee is made up of two independent non-executive Directors and one non-executive Director. The Chairman of the Audit Committee is an independent non-executive Director. This is in full compliance with requirements of the Listing Rules of the Stock Exchange of Hong Kong Limited (the "LISTING RULES"). The Examination and Remuneration Committee is made up of one independent non-executive Director and two non-executive Directors. The main duty of the four special committees is to assist the decision-making process of the Board of Directors.

Directors participating in the special committees fully utilise their expertise in their respective specialised areas and focus on particular issues so as to make recommendations in perfecting and improving the level of corporate governance of the Company.

       In 2004, the Company held four regular Board meetings, one extraordinary Board meeting and seven special committee meetings, in which nineteen Board resolutions and seven committee recommendations were passed.

       IN RELATION TO THE SUPERVISORS AND THE SUPERVISORY COMMITTEE: The Supervisory Committee is accountable to the shareholders' meetings, and its members are made up of a Supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisors have discharged their duties conscientiously in accordance with the laws, regulations and the Articles of Association of the Company, held Supervisory Committee meetings in accordance with the prescribed procedures, sat in all Board meetings, persisted in reporting their work and presented Supervisory Committee reports and related resolutions to the shareholders' meetings. In line with the spirit of accountability to all Shareholders, the Supervisory Committee also monitored the Company's financial affairs and the performance of the Company's Directors, the President and other senior management staff to ensure they are in compliance with all legal and regulatory requirements The Supervisory Committee has participated actively in the Company's business such as production, operation and investment projects, and has raised many constructive proposals.

       IN RELATION TO THE MECHANISM FOR ASSESSMENT OF PERFORMANCE AND FOR INCENTIVE AND RESTRICTIONS: The appointment and dismissal of the members of the senior management of the Company have been conducted in an open and transparent manner and in compliance with the relevant provisions of laws and regulations and the Articles of Association of the Company. The Company has adopted incentive schemes such as the Standards for Senior Management Share Option Scheme and the Remuneration Standards for Senior Management. Regional deputy managers of the Company have been recruited in the form of open competition or company-wide competition. The headquarters of the Company has adopted the policy of appointment through competition, thereby increasing the transparency of human resources work and forming an open, just and fair system of selection and appointment.

       DISCLOSURE OF INFORMATION AND TRANSPARENCY: The Secretary to the Board of Directors of the Company and the Secretariat under his/her leadership are responsible for information disclosure and receiving visits by and enquiries from investors. The Secretariat of the Board of Directors has disclosed information in accordance with the law, pursuant to the Articles of Association of the Company and the regulatory requirements of the places of its listing. The Company formed an information disclosure committee and its working group in 2003, and selected a disclosure supervisor within the group, who is responsible for supervising matters relating to disclosure controls and procedures. In line with the spirit of accountability to all Shareholders, the Company has continued to enhance communication with its investors through various means, respond to various issues raised by investors in a timely manner, further strengthen and develop relationships with its investors, focus on the establishment and development of its relationships with the media in the financial sector, and improve co-ordination with regulatory bodies and trading institutions. In addition, the Company has established a wide information collection network to closely monitor market information and development and to report to the management of the Company in a timely manner any material or sensitive issues, the latest development of the capital markets and feedback from investors in relation to the Company. The Company has also provided investors with information disclosed to the public and documents for inspection and has actively advertised through the media. The Company has also published various information concerning its recent material developments in a timely manner in its website and through news releases. The "Investors" section on the Company's website contains information on the corporate governance structure, company information, reports and announcements, roadshows and other information for investors' reference.

       IN RELATION TO THE RELATIONSHIP BETWEEN CNPC AND THE COMPANY: CNPC, the controlling shareholder of the Company, has exercised its rights at shareholders' meeting in accordance with the law. CNPC has not directly interfered with the decision-making, production or operation of the Company, nor has it prejudiced the legitimate interests of the Company and of its Shareholders. CNPC is independent from the Company in all aspects, including personnel deployment, assets, financing, organisation and business operations. At the time of listing of the Company, it entered into a Non-competition Agreement with CNPC to ensure that CNPC will not engage either directly or indirectly in any business that is or may be in competition with any core business of the Company. The Board of Directors, the Supervisory Committee and the management team headed by the President of the Company also work independently of each other.

       DISCHARGE OF DUTIES BY INDEPENDENT NON-EXECUTIVE DIRECTORS: There are three independent non-executive Directors on the Board of Directors of the Company who are nominated by the Board of Directors and elected by the shareholders' meetings, in compliance with the requirements of the Listing Rules relating to the minimum number of independent non-executive directors. The Company has received confirmation letters issued by the three independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules confirming their independence, and is satisfied that the three independent non-executive Directors are totally independent from the Company and its substantial shareholders and associates, and hence in full compliance with the requirements of the Listing Rules relating to independent non-executive directors. The three independent non-executive Directors do not hold any other positions in the Company. The independent non-executive Directors have conscientiously discharged their duties in accordance with the Articles of Association of the Company and the relevant laws and regulations. They have actively attended meetings of the Board of Directors and participated in discussions leading to decisions on material issues. They have commented on the orderly functioning and operations of the Company based on their plenteous professional knowledge and experience, as well as the compliance of the connected transactions waiver requirements of the regulators in the places of listing, so as to ensure that the connected transactions are fair and reasonable. They have reviewed and formed independent opinion on asset restructuring and connected transactions. Independent non-executive Directors have also participated in the work of the audit committee and the examination and remuneration committee. The independent non-executive Directors have made important contributions to the protection of the Company's interest and the lawful rights and interests of all the shareholders, as well as to the promotion of the healthy development of the Company.

       Disclosure of significant differences in corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual: The Company has disclosed a summary of the significant differences in corporate governance practices for purposes of
Section 303A.11 of the New York Stock Exchange Listed Company Manual on its website, www.petrochina.com.cn. You may access such information from the Company's website by taking the following steps:

       (1)    From our main web page, first click "Investor Relations"

       (2)    Next, click "Corporate Governance Structure"

       (3) Finally, click "Significant Differences in Corporate Governance Practices for purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual".

                                DIRECTORS' REPORT

       The Board of Directors of PetroChina Company Limited is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2004.

KEY ACTIVITIES OF THE GROUP AND GEOGRAPHICAL ANALYSIS

       The Group is engaged in a broad range of petroleum-related activities, including:

       o the exploration, development, production and sale of crude oil and natural gas;

       o the refining, transportation, storage and marketing of crude oil and petroleum products;

       o the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

       o the transmission of natural gas, crude oil and refined products, and sale of natural gas.

       The operating segment information on the above areas is set out in note 38 to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

       The businesses of the principal subsidiaries in which the Company had material interest and which could significantly affect the results or assets of the Group are set out in note 17 to the financial statements prepared in accordance with IFRS.

SHARE CAPITAL STRUCTURE

       The Company issued 15,824,176,200 H shares (including H shares underlying
ADSs) in April 2000. At the same time, CNPC offered 1,758,241,800 shares held by it in the Company to the public. After the issue and offer, the public held 17,582,418,000 shares in the Company, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company's capital expenditures and investments, to provide additional funds for general corporate purposes, and to repay short-term loans borrowed from third party financial institutions. The Company's ADSs and H shares were listed on The New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000 respectively.

       The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2004 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2004, the share capital structure of the Company was as follows:


                                                                                            PERCENTAGE OF THE TOTAL
                                                        NUMBER OF SHARES AS AT             NUMBER OF SHARES IN ISSUE AS
SHARES                                                    DECEMBER 31, 2004                  AT DECEMBER 31, 2004 (%)
------                                                  ----------------------             ----------------------------
State-owned shares                                          158,241,758,000                            90
Foreign-invested shares (H shares and
ADSs)                                                        17,582,418,000                            10
Total                                                       175,824,176,000                           100


       Changes in the share capital of the Company are set out in note 28 to the financial statements.

RESULTS AND DISTRIBUTION

       The results for the year are set out in the Consolidated Profit and Loss Account on page 70.

       The financial condition of the Group as at December 31, 2004 are set out in the Consolidated Balance Sheet on page 71.

       The consolidated cashflow of the Group for the year is set out in the statements on page 73.

DIVIDENDS

       The Board of Directors recommends to pay a final dividend of RMB0.147511 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2004 less the interim dividend for 2004 paid on October 8, 2004. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 26, 2005. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 26, 2005. The register of members will be closed from April 26, 2005 to May 26, 2005 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at Hong Kong Registrars Limited no later than 4 p.m. on April 25, 2005.






                                     (Photo)

       In accordance with Article 149 of its Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of State-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as published by the People's Bank of China for the week prior to the declaration of the dividend at the shareholders' meeting to be held on May 26, 2005.

       Final dividend will be paid on or around June 10, 2005.

BANK LOANS AND OTHER BORROWINGS

       Details of bank loans and other borrowings of the Company and the Group as at December 31, 2004 are set out in note 27 to the financial statements prepared in accordance with IFRS in this annual report.

INTEREST CAPITALISATION

       Interest capitalisation for the Group for the year ended December 31, 2004 was RMB1,005 million.

FIXED ASSETS

       Changes to the fixed assets of the Company and the Group during the year are summarised in note 14 to the financial statements prepared in accordance with IFRS in this annual report.

LAND VALUE APPRECIATION TAX

       No land value appreciation tax was payable by the Group during the year.

RESERVES

       Details of changes to the reserves of the Company and the Group for the year ended December 31, 2004 are set out in note 29 to the financial statements prepared in accordance with IFRS in this annual report.

DISTRIBUTABLE RESERVES

       As at December 31, 2004, the reserves of the Company that can be distributed as dividend were RMB121,184 million (2003: RMB73,051 million).

STATUTORY COMMON WELFARE FUND

       Details of the statutory welfare fund, such as the nature, application and movements in the fund and the basis of its calculation, including the percentage and profit figure used for calculating the amounts, are set out in note 29 to the financial statements prepared in accordance with IFRS in this annual report.

MANAGEMENT CONTRACT

       During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

EMPLOYEES' RETIREMENT SCHEME

       Details of the Company's employees' retirement scheme are set out in note 32 to the financial statements prepared in accordance with IFRS in this annual report.

MAJOR SUPPLIERS AND CUSTOMERS

       CNPC is the Group's largest supplier of goods and services and the aggregate purchase attributable to CNPC was 33% of the total purchase of the Group for 2004. The aggregate purchase attributable to the five largest suppliers of the Group was 43% of the Group's total purchase.

       The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group's total sales.

       None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

       The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2004.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

       As at December 31, 2004, the Company did not have any trust deposits or irrecoverable overdue time deposits.

PRE-EMPTIVE RIGHTS

       There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

MATERIAL LITIGATION

       The Group was not involved in any material litigation or dispute in 2004.

LAUNCH OF NEW TRADEMARK

       The Company started to use a uniform new logo on December 26, 2004. The Company and CNPC jointly owned the new logo.

       The new logo inherits the existing registered trademarks of PetroChina and CNPC. While reflecting the corporations' characteristics, it aims to enhance the awareness among consumers and the general public, and unifies the logos of PetroChina and CNPC. The new logo also functionally serves as a service logo and a product logo.

       The new logo will better reflect the combined market value of PetroChina and CNPC, and will establish "PetroChina" as a brand name. PetroChina can take full advantage of the advantages enjoyed by CNPC in various business areas in China and abroad, broaden its social and international influence, enhance and upgrade its image, and create better value for society at large and for its investors.

ANNUAL GENERAL MEETING

       At the 2003 annual general meeting held on May 18, 2004, the following resolutions were passed:

       (a) the report of the Board of Directors for the year 2003 was approved;

       (b) the report of the Supervisory Committee for the year 2003 was approved;

       (c) the financial and accounting statements of the Company for the year 2003 was approved;

       (d)    the proposal for the distribution of profit for 2003 was approved;

       (e) the proposal for the authorisation of the Board of Directors to pay interim dividend for 2004 was approved;

       (f) the proposal for the appointment of domestic and international accounting firms as accountants of the Company for 2004 was approved;

       (g) the re-election of Mr Chen Geng as a Director of the Company was approved;

       (h) the addition of Mr Jiang Jiemin as a Director of the Company was approved;

       (i) the addition of Mr Zhou Jiping as a Director of the Company was approved;

       (j) the addition of Mr Duan Wende as a Director of the Company was approved;

       (k) the addition of Mr Sun Xianfeng as a Supervisor of the Company was approved;

       (l) the addition of Mr Xu Fengli as a Supervisor of the Company was approved; and

       (m) the proposal for the authorisation of the Board of Directors to issue shares of the Company was approved.

DIRECTORS

       During the year and as at the date of this annual report, the Directors of the Company are as follows:

       o   Chairman

       Mr Chen Geng

       o   Vice Chairman

       Mr Jiang Jiemin

       Mr Ren Chuanjun

       o   Executive Directors

       Mr Su Shulin

       Mr Duan Wende

       Mr Wang Fucheng

       o   Non-executive Directors

       Mr Zheng Hu

       Mr Zhou Jiping

       Mr Gong Huazhang

       Mr Zou Haifeng

       o   Independent Non-executive Directors

       Mr Chee-Chen Tung

       Mr Liu Hongru

       Mr Franco Bernabe











                                     (Photo)

BRIEF BIOGRAPHY OF DIRECTORS, SECRETARY TO THE BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

       o      Directors

       o      Chairman

       CHEN GENG, aged 58, is Chairman of the Board of the Company and the General Manager of CNPC. Mr Chen is a senior economist. He graduated from the Beijing Economics Institute (now renamed as the Capital University of Economics and Trade), majoring in labour economics. He has over 30 years of work experience in the Chinese oil and gas industry. Mr Chen was appointed Deputy Director of Changqing Petroleum Exploration Bureau in October 1983, Deputy Director of the Labour Department under the Ministry of Petroleum Industry in April 1985, Director of the Labour Bureau of China National Petroleum Company from August 1988, Assistant to the President of China National Petroleum Company in December 1993, Vice President of China National Petroleum Company in September 1997, Deputy Director of the State Petroleum and Chemical Industry Bureau in March 1998, and Vice President of CNPC in February 2001. Mr Chen was appointed as a Director of the Company in June 2001. He was the President of the Company from December 2002 to May 2004. Mr Chen became President of CNPC in April 2004. He became the Chairman of the Company in May 2004.

       o      Vice Chairman

       JIANG JIEMIN, aged 49, is the Vice Chairman and President of the Company. Mr Jiang is a senior economist. He graduated from the Shandong University in 1982, majoring in Industrial and Economics Management. He graduated from the Central Party School in 2001, pursuing distance learning Economics Management courses for leading cadres. Mr Jiang has over 30 years of work experience in the Chinese oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Director of the Qinghai Petroleum Administration Bureau in November 1994, and Assistant to the President and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999. Mr Jiang was a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of the Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai in November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai in June 2003. He has been the Vice President of CNPC since April 2004. Mr Jiang became the Vice Chairman and President of the Company in May 2004.

       REN CHUANJUN, aged 60, is the Vice Chairman of the Company and the Vice President of CNPC. Mr Ren is a senior economist. He graduated from Hefei Industrial University. He has over 30 years of work experience in the Chinese oil and gas industry and the chemical fibre industry. Mr Ren acted as Deputy General Manager and then General Manager of Yizheng Fibre Industrial United Corporation since 1983. In 1994, he became the Vice President of the China National Textile Council and the Vice Chairman of both Yizheng Fibre Industrial United Corporation and Yizheng Fibre Company Limited. Mr Ren became the Vice President of CNPC in April 1998. He was appointed as a Director and Senior Vice President of the Company on November 5, 1999. Mr Ren became Vice Chairman of the Company on December 3, 2002.

       o      Executive Directors

       SU SHULIN, aged 42, is a Director and Senior Vice President of the Company. Mr Su has a Master's degree and is a senior engineer. He graduated from Daqing Petroleum Institute and Harbin University of Engineering. He has many years of experience in the Chinese oil and gas industry. Since 1996, Mr Su has worked as Director Assistant of Daqing Petroleum Administration Bureau, and the Department Head, Standing Deputy Director and Director of the First Oil and Natural Gas Development Department. He was appointed Vice President of the Company on November 5, 1999, and was concurrently the Chairman and General Manager of the Company's subsidiary Daqing Oilfield Company Limited. Mr Su ceased to act as the Chairman and the General Manager of Daqing Oilfield Company Limited in December 2003. Mr Su has been a Director of the Company since November 2002, and has been Senior Vice President since December 3, 2002.

       DUAN WENDE, aged 53, is a Director and Vice President of the Company. He is a senior engineer and he graduated from the Nankai University and studied Economics Management in its Faculty of Economics Management. He also attended the distance learning programme of the Central Party School and majored in economics. He also pursued courses in the Postgraduate School of the Chinese Academy of Social Sciences in Investment Economics. He has over 30 years of work experience in the Chinese oil and gas industry. From April 1975 to June 1999, Mr Duan was the Deputy Factory Manager of Fushun No. 628 Factory and of the chemical fibres factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory, and eventually Deputy Manager of Fushun Petrochemical Corporation. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been an Assistant to the President of CNPC since August 2001. He has been a Vice President of the Company since March 2002, and a Vice President of CNPC since December 2003. He was appointed as a Director of the Company in May 2004.

       WANG FUCHENG, aged 54, is a Director and Vice President of the Company. Mr Wang is a senior economist. He graduated from the Shandong Normal University. He has over 30 years of working experience in the Chinese oil and gas industry. Mr Wang has worked in the Shengli Oilfield, Zhongyuan Oilfield and Liaohe Oilfield. From 1986 to 1999, Mr Wang worked as Senior Executive of the Shengli Oilfield, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oilfield. Mr Wang has been a Director of the Company since June 2000 and Vice President of the Company since July 2000.

       o      Non-executive Directors

       ZHENG HU, aged 58, is a Director of the Company and a Vice President of CNPC. Mr Zheng is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years of work experience in the oil and gas industry of the PRC. From 1990 to 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Since August 2000, Mr Zheng has been a Vice President of CNPC. He has been a Director of the Company since June 30, 2000.

      ZHOU JIPING, aged 52, is a Director of the Company and a Vice President of CNPC. Mr Zhou is a senior engineer and a Masters student in marine geologic structure from Nanhai Marine Research Institute of the Chinese Academy of Sciences. He has over 30 years working experience in the Chinese oil and gas industry. Mr Zhou was the Exploration Manager of the Exploration and Development Department of China National Offshore Oil Corporation, Manager of the Overseas Department of the International Co-operation Bureau of China National Petroleum Company, President of China National Oil & Gas Exploration and Development Corporation in Vanuatu and President of China National Oil & Gas Exploration and Development Corporation in Papua New Guinea. Since November 1996, he was Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company, Deputy General Manager of China National Oil & Gas Exploration and Development Corporation and concurrently as President of the Greater Nile Petroleum Operating Company (Sudan). In December 1997, he was appointed President of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. He became President of China Oil & Gas Exploration and Development Corporation in October 1998. Since August 2001, he was Assistant to the President of the CNPC Group and President of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been Vice President of CNPC. Mr Zhou was appointed a Director of the Company in May 2004.

       GONG HUAZHANG, aged 58, is a Director of the Company. Mr Gong is also the General Accountant of CNPC. Mr Gong is a senior accountant and a graduate of Yangzhou Business School. He has over 30 years of working experience in the Chinese oil and gas industry. Mr Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Company from 1991. He was the Director of Finance and Assets Department of CNPC in October 1998 and has been the General Accountant of CNPC since February 1999. Mr Gong has been a Director of the Company since November 5, 1999.

       ZOU HAIFENG, aged 58, is a Director of the Company. Mr Zou is also the Deputy Manager of Jilin Chemical Industrial Corporation and Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr Zou is a senior engineer and a graduate of the Northeastern Industry Institute. He has almost 30 years of working experience in the petrochemical industry. In 1994, Mr Zou has been a Deputy Manager of Jilin Chemical Group Corporation, and a Director and Deputy Manager of Jilin Chemical Industrial Company Limited. He has been the Deputy Manager of Jilin Chemical Industrial Branch Corporation, a subsidiary of the Company since July 1999. Mr Zou has been a Director of the Company since November 5, 1999.

       o      Independent Non-executive Directors

       CHEE-CHEN TUNG, aged 62, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Hu Hangyong Expressway Company Ltd., Chekiang First Bank, Bank of China (Hong Kong) Co Ltd., Global China Group Holdings Ltd. and Wing Hang Bank, an independent non-managing director of Cathay Pacific Airways, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of the Board of Directors of the Hong Kong Polytechnic University, the Director of the International Academic Centre of the University of Pittsburgh and is a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 5, 1999.

       LIU HONGRU, aged 74, is an independent non-executive Director of the Company. Mr Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate's degree.

He worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference and concurrently serves as Vice President of China Finance and Banking Society, Vice President of the China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu serves as an independent non-executive director or non-executive director in four listed companies in Hong Kong, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, he was appointed as an independent non-executive Director of the Company on 19 November 2002.

       FRANCO BERNABE, aged 56, is an independent non-executive Director of the Company. Mr Bernabe is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G. He is also a vice chairman of Rothschild Europe. He is a former CEO of ENI and of Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabe was the head of economic studies at FIAT. Mr Bernabe was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabe has been appointed as an independent non-executive Director of the Company since June 30, 2000.

       o      Secretary to the Board of Directors

       LI HUAIQI, aged 55, is the Secretary to the Board of Directors of the Company. Mr Li is a senior economist. He has over 30 years of working experience in the Chinese oil and gas industry. Mr Li has worked in Daqing, Liaohe, Huabei and Nanhai. From 1992 to 1996, Mr Li worked as Deputy Director of the Foreign Affairs Bureau and Chairman of the Foreign Service Company of China National Petroleum Company, and as the Director of Foreign Affairs Bureau of China National Petroleum Company. In 1999, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of the Company since August 29, 2001.

       o      Supervisors

       o      Chairman

       LI KECHENG, aged 61, is the Chairman of the Company's Supervisory Committee. Mr Li is a senior engineer and a graduate of the Beijing University of Science and Technology. He has over 30 years of experience in the Chinese oil and gas industry. From 1986 to 1992, Mr Li was the head of the Petroleum Pipeline Bureau and a senior executive of Northeastern Oil Transmission Administration. From November 1992, Mr Li held senior positions in China National Petroleum Company and CNPC. He has been the Chairman of the Company's Supervisory Committee since November 5, 1999.

       o      Supervisors

       WEN QINGSHAN, aged 46, is a Supervisor of the Company. Mr Wen is a senior accountant and a graduate of the Jilin Yanbian University. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.

       SUN XIANFENG, aged 52, is a Supervisor of the Company. Mr Sun graduated from the Huadong Petroleum Institute in September 1977. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been the Deputy Director of the Audit Department of the CNPC Group from October 2000, and as the Director of the Audit Services Centre of the CNPC Group in December 2000. He has been a Supervisor of the Company since May 2004.

       XU FENGLI, aged 57, is a Supervisor of the Company. Mr Xu is a senior accountant. He graduated from the Xi'an Petroleum Institute in July 1985. Mr Xu has been the Chief Accountant of Fushun Petrochemical Corporation in November 1995, Deputy Director of the Finance and Assets Department of the CNPC Group in November 1998, Deputy General Manager of the Finance Department of the Company since December 1999, and Director of the Administrative Office of the Supervisory Committee of the Company since October 2003. He has been a Supervisor of the Company since May 2004.

       SUN CHONGREN, aged 54, is a Supervisor of the Company and an employee representative in the Company's Supervisory Committee. Mr Sun graduated from the Huadong Petroleum Institute and has 30 years of experience in the Chinese oil and gas industry. Mr Sun has worked at the Liaohe

Petroleum Administration Bureau for 30 years. He has been a senior executive of the Liaohe Petroleum Administration Bureau since 1996 and was the chairman of its labour union. Mr Sun has been a Supervisor of the Company since November 5, 1999.

       o      Independent Supervisors

       ZHANG YOUCAI, aged 63, is an independent Supervisor of the Company. Mr Zhang is a professor who graduated from Nanjing University of Technology. He has over 30 years of work experience in corporate and finance work. Mr Zhang was the manager of the Nantong Chemical Fertiliser Factory, Deputy Director of the Nantong Industrial Bureau and Deputy Head of the Nantong Commission for Economic Planning as well as the Deputy Mayor of Nantong. He was appointed the Mayor of Nantong in April 1984, Deputy Minister of the Ministry of Finance of the PRC between December 1989 and July 2002, and was also the Director of the State-owned Assets Administration of the PRC between May 1994 and July 1998. He has been an independent Supervisor of the Company since November 2002.

       WU ZHIPAN, aged 48, is an independent Supervisor of the Company. Mr Wu obtained a Doctor of Laws degree from of the School of Law, Peking University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is currently the Vice-chancellor of the Peking University. He is also an expert consultant of the Supreme People's Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr Wu has been an independent Supervisor of the Company since December 1999.

       o      Other Senior Management

       WANG GUOLIANG, aged 52, is Chief Financial Officer of the Company. Mr Wang holds a Master's degree and is a senior accountant. He graduated from the Heilongjiang Business College and the Hebei University. He has over 20 years of experience in the Chinese oil and gas industry. Mr Wang worked as the Vice President of China National Petroleum Company Finance Co. Ltd. from 1995 to 1997. From 1998 to 1999, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company since November 5, 1999. From November 1999 to March 2002, he was also the General Manager of the Company's Finance Department.

      LIU BAOHE, aged 58, is the Vice President of the Company. Mr Liu is senior engineer and graduated from the Beijing Petroleum Institute. He has over 30 years of experience in the oil and gas industry of the PRC. Mr Liu was the Deputy Director and then the Director of the Office of Production and Exploitation of China National Petroleum Company from 1994 to 1997. Mr Liu was the Director of the Department of Oil and Gas Exploitation of CNPC from 1998 to 1999. From 1999 to August 2001, Mr Liu worked as the Deputy General Manager of the exploration and production branch of the Company. He has been the Vice President of the Company since September 2001 and also the General Manager of the exploration and production branch of the Company from September 2001 to December 2002.

       JIA CHENGZAO, aged 56, is the Chief Geologist of the Company. Mr. Jia is a Doctorate degree holder, a senior engineer and an academic in the Chinese Academy of Sciences. He graduated from the Nanjing University and has over 25 years of work experience in the oil and geological industry of the PRC. From 1994, Mr. Jia has worked as the Deputy Chief Geologist and then the Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. Since 1998 he has also been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr. Jia worked as the Deputy General Manager of the China Petroleum Tarim Oil Field and the Vice President of the China Oil Exploration and Exploitation Research Institute. He has been the Chief Geologist of the Company from July 2000. Mr. Jia also served as the President of the China Oil Exploration and Exploitation Research Institute since December 16, 2002.

       o      Qualified Accountant

       In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

SHAREHOLDINGS OF MAJORITY SHAREHOLDERS

       As at December 31, 2004, the register of interests and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") showed that the persons in the following table and notes held interests or short positions in the Company's shares:

                                                                   PERCENTAGE (%)OF THE TOTAL
NAME OF                        TYPE OF                                NUMBER OF THAT CLASS IN     PERCENTAGE (%) OF THE
SHAREHOLDER                     SHARES           NO. OF SHARES                          ISSUE       TOTAL SHARE CAPITAL
------------------------ -------------- ------------------------- ---------------------------- -------------------------
CNPC                       State-owned         158,241,758,000                         100.00                     90.00
                                shares
Warren E. Buffett(1)          H shares           2,347,761,000                          13.35                     1.335
Credit Suisse Group(2)        H shares           2,774,536,979 (3)                      15.78                     1.578


(1) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway's 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2)(i) By virtue of Credit Suisse Group's 100% interest in Credit Suisse
       First Boston, Credit Suisse First Boston's 100% interest in Credit Suisse First Boston (International) Holdings AG, Credit Suisse First Boston (International) Holdings AG's 100% interest in Credit Suisse First Boston International (Guernsey) Limited and 70.2% interest in Credit Suisse First Boston (Hong Kong) Limited; and Credit Suisse First Boston International (Guernsey) Limited also owns 29.8% interest in Credit Suisse First Boston (Hong Kong) Limited, each of Credit Suisse Group, Credit Suisse First Boston and Credit Suisse First Boston (International) Holdings AG is deemed to be interested in 2,415,515,347 H shares in the Company directly held by Credit Suisse First Boston (Hong Kong) Limited.

  (ii) By virtue of Credit Suisse Group's 100% interest in Credit Suisse First Boston, Credit Suisse First Boston's 57% interest in Credit Suisse First Boston, Inc, Credit Suisse First Boston, Inc's 100% interest in Credit Suisse First Boston (USA), Inc, and Credit Suisse First Boston (USA), Inc's 100% interest in Credit Suisse First Boston LLC, each of Credit Suisse Group, Credit Suisse First Boston, Credit Suisse First Boston, Inc and Credit Suisse First Boston (USA) is deemed to be interested in 1,876,400 H shares in the Company directly held by Credit Suisse First Boston LLC.

 (iii) By virtue of Credit Suisse Group's 100% interest in Credit Suisse First Boston, Credit Suisse Boston's 100% interest in Credit Suisse First Boston (International) Holdings AG and 56% interest in Credit Suisse First Boston International, and Credit Suisse Group's 20% interest in Credit Suisse First Boston International, and Credit Suisse First Boston (International) Holdings AG's 24% interest in

       Credit Suisse First Boston International, each of Credit Suisse Group, Credit Suisse First Boston and Credit Suisse First

       Boston (International) Holdings AG is deemed to be interested in 323,586,626 H shares in the Company directly held by Credit Suisse First Boston International.

(iv) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse Group is deemed to be interested in 18,817,000 H shares in the Company held directly by Credit Suisse.

(v) By virtue of Credit Suisse Group's 100% interest in Credit Suisse First Boston, Credit Suisse First Boston's 100% interest in Credit Suisse First Boston New York Branch, each of Credit Suisse Group and Credit Suisse First Boston is deemed to be interested in 7,370,803 H shares directly held by Credit Suisse First Boston New York Branch.

(3) Comprising 7,370,803 shares in the lending pool as described in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorized to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.











                                     (Photo)

       As at December 31, 2004, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of shares and short positions kept pursuant to section 336 of the SFO.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

       As at December 31, 2004, other than Zou Haifeng, a non-executive Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "MODEL CODE").

       As at December 31, 2004, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

       No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

       None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

REMUNERATION OF DIRECTORS AND SUPERVISORS

       Details of remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS in this annual report.

CONNECTED TRANSACTIONS

       As CNPC directly owns an aggregate of approximately 90% of the shares of the Company, transactions between the Group and CNPC constitute connected transactions between the Group and CNPC under the Listing Rules. The waiver in respect of such connected transactions granted by the HKSE became valid on January 1, 2003 and will expire on December 31, 2005.

       The Group and CNPC will continue to carry out the connected transactions referred to in the following agreements:

       1. Comprehensive Products and Services Agreement

       The Group and CNPC continue to implement the Comprehensive Products and Services Agreement entered into on March 10, 2000 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party.

       (A)    Products and Services to be provided by the Group to CNPC

       Under the Comprehensive Products and Services Agreement, products and services to be provided by the Group to CNPC include such products as crude oil, natural gas, refined oil products, chemical products, and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection.

       (B)    Products and Services to be provided by CNPC to the Group

       The products and services to be provided by CNPC to the Group are more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised according to the following types of products and services:

       (a)    Construction and technical services;

       (b)    Production services;

       (c)    Material supply services;

       (d)    Social services;

       (e)    Ancillary services; and

       (f)    Financial services.


       2. Product and Service Implementation Agreements

       According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC or the Group providing the relevant products or services (as appropriate), and the relevant members of the Group or CNPC, requiring such products or services (as appropriate).

       As the product or service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Products and Services Agreement, they do not as such constitute new categories of connected transactions.

       3. Land Use Rights Leasing Contract

       The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

       4. Buildings Leasing Contract and Buildings Supplementary Leasing
          Agreement

       The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of 269,770 square metres. The 191 buildings were leased at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings.

       Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "SUPPLEMENTAL BUILDINGS AGREEMENT") with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings

Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.

       5. Intellectual Property Licensing Contracts

       The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

       6. Contract for the Transfer of Rights under Production Sharing Contracts

       The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions.

       7. Guarantee of Debts Contract

       The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

       In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company at no cost. As of the end of 2004, the total amount guaranteed was RMB756 million.

       In relation to the connected transactions undertaken by the Group in 2004, the independent non-executive Directors of the Company confirm that:

       (i) the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

       (ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

       (iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

       (iv) where applicable, the connected transactions have been entered into within the annual limit for the years mentioned below. The annual limit for such transactions is set out in the table below.

       The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:

       (i) all the connected transactions have received the approval of the Board of Directors;

       (ii) all the connected transactions have been conducted in accordance with the terms of the agreements; and

       (iii) all the connected transactions have not exceeded the limit set by the HKSE.

        The Company's annual limit for the years 2003 to 2005 in respect of the connected transactions waiver are set out in the table below.

CATEGORY OF PRODUCTS AND SERVICES                             ANNUAL LIMIT FOR YEARS 2003 TO 2005
------------------------------------------------------------  ---------------------------------------------------------
(A)    Products and services to be provided by the Group      10% of the sales revenue of the Group
       to CNPC

(B) Products and services to be provided by CNPC to the Group

        Construction and technical services                   20% of the total operating expenses and capital
                                                              expenditure of the Group
        Production services                                   10% of the total operating expenses and capital
                                                              expenditure of the Group
        Material supply services                              2% of the total operating expenses and capital
                                                              expenditure of the Group
        Social and ancillary services                         RMB5 billion

        Financial Services

        (a)    Aggregate of the average daily outstanding     RMB52.5 billion
               principal of loans and the total amount of
               interest paid in respect of these loans

        (b)    Aggregate of the average daily amount of       RMB4.5 billion
               deposits and the total amount of interest
               receipts in respect of these deposits

CONNECTED TRANSACTIONS WITH CNPC (HK)

       As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited ("XINJIANG CONTRACT") and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited ("LIAOHE CONTRACT"), were novated to the Company.

       CNPC (Hong Kong) Limited ("CNPC (HK)") is a 57.5% owned subsidiary of CNPC. CNPC is also the Company's controlling shareholder which holds approximately 90% of the issued share capital of the Company. Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute connected transactions between the Company and CNPC (HK).

       Summary of the major terms and conditions of these connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

       (1) Production and development cost sharing between the Company and CNPC
(HK): The Company and CNPC (HK) shall share the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by the Company and 54% by CNPC (HK), and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by CNPC (HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of blocks 9-1 to 9-5 of the Karamay Oilfield. The Company is responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.











                                     (Photo)

       (2) Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 (approximately HK$389,000) for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.

       (3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 (approximately HK$389,000) annually for the training of personnel carried out by the Company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

       (4) Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including the Company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing










                                     (Photo)
of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware of CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets. This will be adjusted to take into account the terms of transportation, payment and other terms.

       In the opinion of the independent non-executive Directors of the Company, the connected transactions have been:

       (i) conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company; and

       (ii) entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties.

       The waiver in respect of the connected transactions between the Company and CNPC (HK) granted by the HKSE will be valid between January 1, 2004 to December 31, 2006.

THE MODEL CODE

       Having made specific enquiries with all the Directors of the Company, the Directors have in the year covered by this Report complied with the Model Code as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

       Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in the Listing Rules which is applicable to the reporting period.

ACCOUNTING PRINCIPLE

       For the year 2004, the Company did not adopt any new accounting principles.

AUDITORS

       PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2004. The Company has retained the above two firms of accountants since the date of its listing. A resolution to continue the appointment of the international and domestic auditors for 2005 will be proposed at the annual general meeting of the Company which will be held on May 26, 2005.



                                                           By Order of the Board
                                                                       Chen Geng
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 16, 2005

                       REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

       During the year 2004, the Supervisory Committee has carried out their duties conscientiously and strictly in accordance with the relevant provisions of the Company Law of the PRC, the Articles of Association of the Company and the Organisation and Rules of Procedure of the Supervisory Committee. During the year, the Supervisory Committee held two meetings, considered and passed seven resolutions, completed the review of the 2003 annual report and the 2004 interim report; attended the annual general meeting for the year 2003 with the submission of two resolutions to the meeting, and attended four meetings of the Board of Directors of the Company with the submission of five written opinions of the











                                     (Photo)

Supervisory Committee in respect of its review of the final accounts, profit distribution plan (draft) and the assessment of the performance of the members of the President's office. The Supervisory Committee conducted two supervisory hearings, received fourteen reports submitted by the Finance Department, Audit Department, Human Resources Department, Supervisory Department and PricewaterhouseCoopers Zhong Tian CPAs Co Ltd, and reviewed and issued its opinion on the Company's finance, profit distribution, connected transactions and the assessment of the performance of the members of the President's office. The Supervisory Committee carried out two random financial auditing investigations, sampling eight departments and prepared ten auditing investigation reports and consolidated reports, and put forward 36 recommendations. The Supervisory Committee conducted four supervisory inspection tours, prepared four inspection tour reports and put forward twelve recommendations. Through the above activities, the Supervisory Committee has reinforced its supervision on the financial matters of the Company and on the senior management in the performance of their duties. It has enhanced the effect of supervision and protected the rights of the shareholders as well as the interests of the Company.

        The Supervisory Committee is of the opinion that in 2004, all members of the Board of Directors and the senior management of the Company have worked diligently towards fulfilling their duties. They have grasped the favourable market opportunity created by strong market demand and surging oil prices, unified in their efforts at breaking new grounds, promoted technology advancement and management innovation, optimised production, operation and management, and achieved continuous, effective, rapid and co-ordinated development for the Company. The business results and the value of the Company improved remarkably. There was breakthrough in the exploration of oil and natural gas. The oil equivalent production, processed volume of crude oil and sales of refined products reached historical highs. International operations also improved substantially. Commercial transmission of gas through the West-East Pipeline project commenced. As far as the Supervisory Committee is aware, none of the senior management of the Company was in breach of any applicable laws and regulations of the PRC and the Company's places of listing and the Articles of Association of the Company while performing their management responsibilities.

        In 2004, financial management of the Company continued to regularize and innovate. This had led to further improvement in the financial position of the Company. Financial indices reached historical high. Ratios including revenue ratio and net profit ratio from sales improved significantly; asset structure and asset quality also improved, and the utilisation of capital increased further.

        The Company's connected transactions position continue to improve and are more regulated and all such transactions are conducted within the limits as approved by the HKSE.

        The Supervisory Committee is satisfied with the results achieved by the Company in 2004 and is fully confident in the prospects of the Company.

        The Supervisory Committee is of the opinion that the unqualified financial report prepared by PricewaterhouseCoopers pursuant to IFRS gives a true and fair view of the Company's financial position, operating results and cash flow. The Supervisory Committee approves the financial report.

        The Supervisory Committee hopes that the Company will continue in its adherence to the guiding policy of maintaining a sustained, effective, fast and co-ordinated development, further enhance its efforts in technical development and management innovations, strengthen exploration and development of oil and gas, strive for an increase in the storage and production volume; speed up the optimisation and restructuring of its refining and chemicals business and enhance its competitiveness and profitability; further strengthen its efforts for market development, improve sales and marketing, and proactively develop new prospects for business growth; enhance the development of international business, improve its competitiveness in the international market and risk-taking capability; and persist in perfecting its internal control mechanism and management, so as to maximize the long term value of the Company.

        In 2005, the Supervisory Committee will continue to fulfil its duties to verify the truthfulness of the financial information, ensure legal compliance of the Company's connected transactions, supervise the discharge of the duties by senior management of the Company, and complete other duties in strict compliance with the Articles of Association of the Company and the relevant laws and regulations.





                                           By Order of the Supervisory Committee
                                                                      Li Kecheng
                                           Chairman of the Supervisory Committee
                                                                Beijing, the PRC
                                                                  March 16, 2005

                            BUSINESS OPERATING REVIEW

       The Company was established as a joint stock company with limited liability under the laws of the People's Republic of China on November 5, 1999 as part of the restructuring of the CNPC. In the restructuring, CNPC, the parent company of the Company, injected into the Company most of the assets, liabilities and interests of CNPC relating to its domestic exploration and production, refining and marketing, chemicals and natural gas businesses. The American Depositary Shares (the "ADSs") and H shares of the Company were listed on the New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000, respectively.

       The Company is engaged in a broad range of petroleum related activities, including:

       o the exploration, development, production and sales of crude oil and natural gas;

       o the refining, transportation, storage and marketing of crude oil and petroleum products;











                                     (Photo)

       o the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products; and

       o the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

       The Company is the largest producer of crude oil and natural gas in the PRC and one of the largest companies in the PRC in terms of sales.

MARKET REVIEW

       o      Crude Oil Market Review

       International crude oil prices remained high for most of 2004 and the annual average oil price soared due to global economic recovery, surging oil demand and the international political climate. The annual average price for WTI, Brent and Minas crude oil was US$41.52, US$38.25 and US$36.97 per barrel respectively, representing an increase of US$10.47, US$9.41 and US$7.47 per barrel respectively over the annual average price in 2003. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realized price for domestic crude oil in 2004 was higher than that of 2003.

       Net crude oil imports of China continued to increase in 2004, increased by 41.3% to a net total of 117 million tons compared with the corresponding period in the previous year. The domestic output of crude oil and refined products reached 176 million tons and 259 million tons respectively.

       o      Refined Products Market Review

       In general, the domestic market for refined products performed well in 2004, with nominal consumption increasing by 19.1% to 157.05 million tons. Net import of refined products for the whole country climbed to 26.41 million tons, representing an increase of 83.3% over the previous year. As compared with the beginning of 2004, the national inventory level of refined products also increased by approximately 100,000 tons by the end of 2004.

       Owing to the adjustment and control of the domestic prices for refined products by the central government in 2004 and the impact of international oil prices, the annual average benchmark prices for both gasoline and diesel were higher than the 2003 level.

       o      Chemical Products Market Review

       The rapid global economic development in 2004 brought about a sharp rise in the demand for basic energy resources and chemical materials, which in turn led to a tightened supply of energy, transportation and chemical material, and thus a shortage of petrochemical products. On the other hand, international crude oil prices continuously reached new heights, forcing up prices of downstream chemical products. Compared with 2003, the prices of petrochemical products increased by a huge margin and the prices of a majority of chemical products were at a 10-year high.

       The Chinese economy grew steadily and rapidly in 2004 under the state's macroeconomic regulation and control. A favourable economic environment helped boost the development of the petrochemical market, especially the demand for plastic and textile products. On the other hand, there was an insufficient domestic petrochemical output as well as a shortage of chemical resources. As a result of the changes in cost and demand, both the price and production of petrochemical products in the domestic petrochemical market increased in 2004.

COMPANY BUSINESS REVIEW

       o      Exploration and Production

       For the twelve months ended December 31, 2004, total oil and gas output of the Company was 918.6 million barrels of oil equivalent, including 778.4 million barrels of crude oil and 841.2 billion cubic feet of marketable natural gas, representing an average production of 2.13 million barrels of crude oil and 2,305 million cubic feet of natural gas per day. A total of 730.2 million barrels of crude oil and 781.4 billion cubic feet of natural gas were sold. Approximately 82% of the crude oil sold by the Company was purchased by its refineries. In 2004, the listing cost for the oil and gas operations of the Company was US$4.61 per barrel, representing an increase of 5.0% from US$4.39 per barrel in 2003.

       o      Refining and Marketing

       For the twelve months ended December 31, 2004, the Company's refineries processed 698 million barrels of crude oil, or an average of 1.91 million barrels per day. Approximately 84% of the crude oil processed in the Company's refineries was supplied by the Exploration and Production segment. The Company produced approximately 64.30 million tons of gasoline, diesel and kerosene and sold approximately 67.01 million tons of these products. The Company actively expanded its sales and distribution networks, in particular the retail sales network, by capitalizing fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2004, there were 17,403 service stations which were either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries also decreased from RMB132 per ton to RMB131 per ton.

       o      Chemicals and Marketing

       For the twelve months ended December 31, 2004, the Company produced 1.846 million tons of ethylene, 2.527 million tons of synthetic resin, 1.263 million tons of synthetic fibre raw materials and polymer, 0.286 million tons of synthetic rubber, and 3.652 million tons of urea.

       o      Natural Gas and Pipeline

       The Natural Gas and Pipeline segment is the Company's core business segment for development. For the twelve months ended December 31, 2004, the Company sold 657.3 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Company currently owns and operates 18,995 kilometres of regional natural gas pipeline networks, of which 17,868 kilometres are operated by the Natural Gas and Pipeline segment. As at December 31, 2004, the Company owned and operated 9,167 kilometres of crude oil pipeline and 2,460 kilometres of refined product pipeline.












                                     (Photo)

                INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

       The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2002, 2003 and 2004. This table is formulated on the basis of a report prepared by DeGolyer and MacNaughton, an independent engineering consultancy company.

                                                       CRUDE OIL            NATURAL GAS                       COMBINED
                                                     (MILLION OF         (BILLION CUBIC           (MILLIONS OF BARRELS
                                                        BARRELS)                  FEET)              OF OIL EQUIVALENT)
                                                     -----------         --------------           ---------------------
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2002 (the basis             10,937.0               38,816.8                       17,406.4
date)
Revisions of previous estimates                            199.2                  277.6                          245.4
Extensions and discoveries                                 475.7                 2853.3                          951.3
Improved recovery                                           81.2                      0                           81.2
Purchased reserves (1)                                         0                      0                              0
Production for the year (2)                               -773.7                 -878.5                         -920.1
Reserves as of December 31, 2003 (the basis             10,919.3               41,069.2                       17,764.2
date)
Revisions of previous estimates                            147.3                   55.7                          156.6
Extensions and discoveries (4)                             542.2                4,405.3                        1,276.4
Improved recovery                                          109.0                   43.0                          116.2
Production for the year (5)                               -777.4               -1,019.6                         -947.3
Reserves as of December 31, 2004 (the basis             10,940.5               44,553.6                       18,366.1
date)
Proved Developed Reserves
As of December 31, 2002                                  9,198.1               11,921.2                       11,185.0
As of December 31, 2003 (3)                              8,884.8               13,373.7                       11,113.7
As of December 31, 2004 (6)                              8,748.1               16,787.1                       11,546.0

Note:

In April 2003, the Company acquired 50% interests in Amerada Hess Indonesia Holdings Co., which holds 30% interest in the Jabung block.

(1) Excludes the Company's resulting share of the reserves of 16.8 million barrels of crude oil and 76.6 billion cubic feet of natural gas in the Jabung block, totalling 29.6 million barrels of oil equivalent.

(2) Excludes the Company's resulting share of the output of 1.21 million barrels of crude oil and the output of 1.01 billion cubic feet of natural gas in the Jabung block for the year, totalling 1.38 million barrels of oil equivalent.

(3) Excludes the Company's resulting share of the proved developed reserves of 4.1 million barrels of crude oil and 21.3 billion cubic feet of natural gas in the Jabung block, totalling 7.7 million barrels of oil equivalent.

(4) Excludes the Company's resulting share of the reserves of 0.69 million barrels of crude oil and 4.60 billion cubic feet of natural gas in the Jabung block, totalling 1.45 million barrels of oil equivalent.

(5) Excludes the Company's resulting share of the reserves of 1.07 million barrels of crude oil and 3.67 billion cubic feet of natural gas in the Jabung block, totalling 1.68 million barrels of oil equivalent.

(6) Excludes the Company's resulting share of the proved developed reserves of 2.9 million barrels of crude oil and 19.2 billion cubic feet of natural gas in the Jabung block, totalling 6.1 million barrels of oil equivalent.

                                     (Photo)

[PRICEWATERHOUSECOOPERS LETTERHEAD]
--------------------------------------------------------------------------------
                                                PricewaterhouseCoopers
                                                22nd Floor, Prince's Building
                                                Central, Hong Kong
                                                Telephone (852)2289 8888
                                                Facsimile (852)2810 9888



       REPORT OF INTERNATIONAL AUDITORS
       TO THE SHAREHOLDERS OF
       PETROCHINA COMPANY LIMITED

       (ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA WITH LIMITED LIABILITY)

       We have audited the accompanying balance sheets of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2004 and the consolidated profit and loss account and cash flow statement of the Group for the year then ended. These financial statements set out on pages 70 to 120 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

       We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2004 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.



PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 16, 2005

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                 (AMOUNTS IN MILLIONS EXCEPT FOR PER SHARE DATA)

                                                                     NOTE                    2004                  2003
                                                                 --------------  ----------------- ---------------------
                                                                                              RMB                   RMB
  TURNOVER                                                             4                  388,633               303,779
                                                                                 ----------------- ---------------------


  OPERATING EXPENSES

   Purchases, services and other                                                         (116,353)              (90,850)
   Employee compensation costs                                         6                  (22,309)              (19,542)
   Exploration expenses, including exploratory dry holes                                  (11,723)              (10,577)
   Depreciation, depletion and amortisation                                               (46,411)              (40,531)
   Selling, general and administrative expenses                                           (26,377)              (23,930)
   Shut down of manufacturing assets                                   7                     (220)               (2,355)
   Taxes other than income taxes                                                          (18,685)              (15,879)
   Revaluation loss of property, plant and equipment                  14                        -                  (391)
   Other income/(expense), net                                                                 31                  (538)
                                                                                 ----------------- ---------------------
  TOTAL OPERATING EXPENSES                                                               (242,047)             (204,593)
                                                                                 ----------------- ---------------------
  PROFIT FROM OPERATIONS                                                                  146,586                99,186
                                                                                 ----------------- ---------------------
  FINANCE COSTS

   Exchange gain                                                                               50                    53
   Exchange loss                                                                             (123)                 (233)
   Interest income                                                                          1,107                   677
   Interest expense                                                    8                   (2,303)               (2,346)
                                                                                 ----------------- ---------------------
  TOTAL FINANCE COSTS                                                                      (1,269)               (1,849)
                                                                                 ----------------- ---------------------
  SHARE OF PROFIT OF ASSOCIATES                                       15                    1,824                   985
                                                                                 ----------------- ---------------------
  PROFIT BEFORE TAXATION                                               5                  147,141                98,322
  TAXATION                                                            10                  (42,563)              (28,072)
                                                                                 ----------------- ---------------------
  PROFIT BEFORE MINORITY INTERESTS                                                        104,578                70,250
  MINORITY INTERESTS                                                                       (1,651)                 (636)
                                                                                 ----------------- ---------------------
  NET PROFIT                                                                              102,927                69,614
                                                                                 ================= =====================
  BASIC AND DILUTED EARNINGS PER SHARE                                12                     0.59                  0.40
                                                                                 ================= =====================
  DIVIDENDS ATTRIBUTABLE TO:

   Interim dividend declared during the year                          13                   20,381                17,379
   Final dividend proposed after the balance sheet date               13                   25,936                13,947
                                                                                 ----------------- ---------------------
                                                                                           46,317                31,326
                                                                                 ================= =====================


   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                           CONSOLIDATED BALANCE SHEET
                             As of December 31, 2004
                              (Amounts in millions)


                                                                              NOTE                     2004               2003
                                                                        -----------------  -----------------  -----------------
                                                                                                        RMB                RMB
  NON CURRENT ASSETS

   Property, plant and equipment                                               14                   468,519            427,875
   Investments in associates                                                   15                     7,923              5,571
   Available-for-sale investments                                              16                     1,510              1,839
   Advance operating lease payments                                            18                    12,248              7,252
   Intangible and other assets                                                 19                     2,987              3,024
                                                                                           -----------------  -----------------
                                                                                                    493,187            445,561
                                                                                           -----------------  -----------------
  CURRENT ASSETS

   Inventories                                                                 20                    45,771             28,872
   Accounts receivable                                                         21                     2,662              3,263
   Prepaid expenses and other current assets                                   22                    17,563             13,528
   Notes receivable                                                            23                     4,824              2,416
   Receivables under resale agreements                                         24                    33,217             24,224
   Time deposits with maturities over three months                                                    1,400              2,640
   Cash and cash equivalents                                                   25                    11,304             11,231
                                                                                           -----------------  -----------------
  TOTAL CURRENT ASSETS                                                                              116,741             86,174
                                                                                           -----------------  -----------------

  CURRENT LIABILITIES

   Accounts payable and accrued liabilities                                    26                    70,696             64,180
   Income tax payable                                                                                17,484             12,043
   Other taxes payable                                                                                4,633              8,916
   Short-term borrowings                                                       27                    27,276             28,890
                                                                                           -----------------  -----------------
                                                                                                    120,089            114,029
                                                                                           -----------------  -----------------
  NET CURRENT LIABILITIES                                                                           (3,348)           (27,855)
                                                                                           -----------------  -----------------
  TOTAL ASSETS LESS CURRENT LIABILITIES                                                             489,839            417,706
                                                                                           =================  =================

  FINANCED BY

   Share capital                                                               28                   175,824            175,824
   Retained earnings                                                                                143,624             89,577
   Reserves                                                                    29                   105,764             91,212
                                                                                           -----------------  -----------------
   Shareholders' equity                                                                             425,212            356,613
                                                                                           -----------------  -----------------
   Minority interests                                                                                 9,391              5,608
                                                                                           -----------------  -----------------

  NON CURRENT LIABILITIES

   Long-term borrowings                                                        27                    38,458             41,959
   Other long-term obligations                                                                        2,438              2,000
   Deferred taxation                                                           30                    14,340             11,526
                                                                                           -----------------  -----------------
                                                                                                     55,236             55,485
                                                                                           -----------------  -----------------
                                                                                                    489,839            417,706
                                                                                           =================  =================


   The accompanying notes are an integral part of these financial statements.



          ------------------------                      ------------------------
                  Chairman                                      President
                  Chen Geng                                   Jiang Jiemin

                           PETROCHINA COMPANY LIMITED
                                 BALANCE SHEET
                            As of December 31, 2004
                             (Amounts in millions)


                                                                              NOTE                     2004               2003
                                                                         ----------------  -----------------  -----------------
                                                                                                        RMB                RMB
  NON CURRENT ASSETS

   Property, plant and equipment                                               14                   335,338            311,105
   Investments in associates                                                   15                     5,774              4,520
   Available-for-sale investments                                              16                     1,364              1,462
   Subsidiaries                                                                17                   130,242            116,698
   Advance operating lease payments                                            18                     8,831              5,002
   Intangible and other assets                                                 19                     2,153              1,803
                                                                                           -----------------  -----------------
                                                                                                    483,702            440,590
                                                                                           -----------------  -----------------
  CURRENT ASSETS

   Inventories                                                                 20                    37,278             24,186
   Accounts receivable                                                         21                     1,902              1,761
   Prepaid expenses and other current assets                                   22                    30,409             18,893
   Notes receivable                                                            23                     4,491              2,158
   Receivables under resale agreements                                         24                    33,106             24,087
   Time deposits with maturities over three months                                                        -              2,640
   Cash and cash equivalents                                                   25                     8,391              8,022
                                                                                           -----------------  -----------------
  TOTAL CURRENT ASSETS                                                                              115,577             81,747
                                                                                           -----------------  -----------------

  CURRENT LIABILITIES

   Accounts payable and accrued liabilities                                    26                    84,662             78,010
   Income tax payable                                                                                16,811             11,572
   Other taxes payable                                                                                3,932              4,929
   Short-term borrowings                                                       27                    24,738             26,667
                                                                                           -----------------  -----------------
                                                                                                    130,143            121,178
                                                                                           -----------------  -----------------
  NET CURRENT LIABILITIES                                                                          (14,566)           (39,431)
                                                                                           -----------------  -----------------
  TOTAL ASSETS LESS CURRENT LIABILITIES                                                             469,136            401,159
                                                                                           =================  =================

  FINANCED BY

   Share capital                                                               28                   175,824            175,824
   Retained earnings                                                                                154,724            100,677
   Reserves                                                                    29                    94,664             80,112
                                                                                           -----------------  -----------------
   Shareholders' equity                                                                             425,212            356,613
                                                                                           -----------------  -----------------

  NON CURRENT LIABILITIES

   Long-term borrowings                                                        27                    34,072             36,222
   Other long-term obligations                                                                        2,363              1,936
   Deferred taxation                                                           30                     7,489              6,388
                                                                                           -----------------  -----------------
                                                                                                     43,924             44,546
                                                                                           -----------------  -----------------
                                                                                                    469,136            401,159
                                                                                           =================  =================

     The accompanying notes are an integral part of these financial statements.





          ------------------------                      ------------------------
                  Chairman                                      President
                  Chen Geng                                    Jiang Jiemin

                           PETROCHINA COMPANY LIMITED
                        CONSOLIDATED CASH FLOW STATEMENT
                      For the Year Ended December 31, 2004
                             (Amounts in millions)


                                                                                     NOTE                  2004             2003
                                                                                 --------------  ---------------  ---------------
                                                                                                            RMB              RMB
  CASH FLOWS FROM OPERATING ACTIVITIES                                                31                137,299          137,236
                                                                                                 ---------------  ---------------

  CASH FLOWS FROM INVESTING ACTIVITIES

   Capital expenditures                                                                                (90,448)         (79,739)
   Acquisition of associates                                                                              (485)          (1,044)
   Acquisition of available-for-sale investments                                                          (476)            (722)
   Net acquisition of receivables under resale agreements with maturities not
     greater than three months                                                                          (8,049)         (10,182)
   Acquisition of receivables under resale agreements with maturities over                              (8,301)          (4,676)
     three months
   Acquisition of intangible assets                                                                       (531)            (473)
   Acquisition of other non-current assets                                                                (280)            (569)
   Proceeds from receivables under resale agreements with maturities over
     three months                                                                                         7,357              420
   Repayment of capital by associates                                                                       206              336
   Proceeds from disposal of property, plant and equipment                                                  778              202
   Proceeds from disposal of associates                                                                      27               23
   Proceeds from disposal of available-for-sale investments                                                  83               87
   Proceeds from disposal of intangible and other non-current assets                                         37                -
   Dividends received                                                                                       309              152
   Decrease/(Increase) in time deposits with maturities over three months
                                                                                                          1,240             (28)
                                                                                                 ---------------  ---------------
  NET CASH USED FOR INVESTING ACTIVITIES                                                               (98,533)         (96,213)
                                                                                                 ---------------  ---------------
  CASH FLOWS FROM FINANCING ACTIVITIES

   Repayments of short-term borrowings                                                                 (21,700)         (30,373)
   Repayments of long-term borrowings                                                                  (22,783)          (7,951)
   Principal payment on finance lease obligations                                                          (35)             (66)
   Dividends paid to minority interests                                                                   (357)             (85)
   Cash payment for acquisition of CNPC marketing enterprises
                                                                                                        (1,476)            (170)
   Dividends paid                                                                     13               (34,328)         (29,678)
   Increase in short-term borrowings                                                                     23,789           25,128
   Increase in long-term borrowings                                                                      15,614            2,823
   Capital contribution from minority interests                                                           2,145              287
   Change in other long-term obligations                                                                    438              316
                                                                                                 ---------------  ---------------
  NET CASH USED FOR FINANCING ACTIVITIES                                                               (38,693)         (39,769)
                                                                                                 ---------------  ---------------
   Increase in cash and cash equivalents                                                                     73            1,254
   Cash and cash equivalents at beginning of year                                     25                 11,231            9,977
                                                                                                 ---------------  ---------------
   Cash and cash equivalents at end of year                                           25                 11,304           11,231
                                                                                                 ===============  ===============


     The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                      For the Year Ended December 31, 2004
                              (Amounts in millions)
--------------------------------------------------------------------------------

                                                               SHARE
                                                              CAPITAL        RETAINED        RESERVES
                                                             (NOTE 28)       EARNINGS        (NOTE 29)         TOTAL
                                                             --------        --------        --------        --------
                                                                RMB             RMB             RMB             RMB

Balance at January 1, 2003                                    175,824          59,004          81,848         316,676
Net profit for the year ended  December 31, 2003                   --          69,614              --          69,614
Revaluation surplus of property, plant and
   equipment, net of tax                                           --              --             527             527
Revaluation loss offset against previous revaluation
   surplus of property, plant and equipment, net of
   tax                                                             --              --            (526)           (526)
Transfer to reserves                                               --          (9,363)          9,363              --
Final dividend for 2002 (Note 13)                                  --         (12,299)             --         (12,299)
Interim dividend for 2003 (Note 13)                                --         (17,379)             --         (17,379)
                                                             --------        --------        --------        --------
Balance at December 31, 2003                                  175,824          89,577          91,212         356,613
Net profit for the year ended December 31, 2004                    --         102,927              --         102,927
Transfer to reserves                                               --         (14,552)         14,552              --
Final dividend for 2003 (Note 13)                                  --         (13,947)             --         (13,947)
Interim dividend for 2004 (Note 13)                                --         (20,381)             --         (20,381)
                                                             --------        --------        --------        --------
Balance at December 31, 2004                                  175,824         143,624         105,764         425,212
                                                             ========        ========        ========        ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

1   ORGANISATION AND PRINCIPAL ACTIVITIES

       PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America. (See Note 28.) The Company and its subsidiaries are collectively referred to as the "Group".

       The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. (See Note 38.)

2   BASIS OF PREPARATION

       The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

       The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

3   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

       (a) BASIS OF CONSOLIDATION

       The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

       Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

       For purpose of presentation of the Company's balance sheet, investments in subsidiaries are accounted for by the equity method as described in Note 3(b).

       A listing of the Group's principal subsidiaries is set out in Note 17.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (b) INVESTMENTS IN ASSOCIATES

       Investments in associates are accounted for by the equity method. Under this method the Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

       A listing of the Group's principal associates is shown in Note 15.

       (c) FOREIGN CURRENCIES

       Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. The Group also owns certain crude oil and natural gas exploration and production operations in Indonesia and the measurement currency for these operations is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

       Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates.

       Profit and loss account and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year-end. Currency translation differences are recognised in shareholders' equity.

       The Group did not enter into any hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalised for any years presented.

       (d) FINANCIAL INSTRUMENTS

       Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

       Derivatives are recognised at fair value with changes in the fair value recognised in the profit and loss account. The Group did not hold any derivative financial instruments for hedging or risk management purpose in any of the years presented.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (e) INVESTMENTS

       The Group classifies its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. The Group did not hold any investment in this category during the years presented. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investment in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

       All purchases and sales of investments are recognised on the effective acquisition or sale date. Cost of purchase includes transaction costs. Available-for-sale investments are measured at fair value except there are no quoted market prices in active markets and whose fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.

       (f) PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment, including oil and gas properties (Note 3
(g)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers on a regular basis.

       In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 14. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the profit and loss account. All other decreases in valuation are charged to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously charged.

       Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

       Depreciation, depletion and amortisation to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The Group uses the following useful lives for depreciation, depletion and amortisation purposes:

Buildings                                                            25-40 years
Plant and machinery                                                  10-15 years
Equipment and motor vehicles                                          3-16 years

       No depreciation is provided for construction in progress until they are completed and ready for use.

       Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.

       Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit.

       Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

       (g) OIL AND GAS PROPERTIES

       The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized pending a determination of whether sufficient quantities of potentially economic oil and gas reserves have been discovered. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. For wells that found economically viable reserves in areas where a major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group has no costs of unproved properties capitalised in oil and gas properties.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment costs given the nature of its onshore producing activities and current PRC regulations governing such activities.

       (h) INTANGIBLE ASSETS

       Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The Group does not have capitalised internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of net selling price and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

       (i) LEASES

       Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

       Leases of assets under which substantially all of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term. Payments made to the PRC's land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (j) RELATED PARTIES

       Related parties are corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

       (k) INVENTORIES

       Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes interest expense. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

       (l) TRADE RECEIVABLES

       Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

       (m) CASH AND CASH EQUIVALENTS

       Cash and cash equivalents are carried in the balance sheet at cost and comprise cash in hand and investments with maturities of three months or less from the time of purchase.

       (n) BORROWINGS

       Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings, except for the portion eligible for capitalisation.

       (o) TAXATION

       The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.

       Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax.

       The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

       The Group also incurs various other taxes and levies that are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (p) REVENUE RECOGNITION

       Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

       The Group markets a portion of its natural gas production under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries.

       (q) PROVISIONS

       Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

       (r) RESEARCH AND DEVELOPMENT

       Research expenditure incurred is recognised as an expense. Cost incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

       (s) RETIREMENT BENEFIT PLANS

       The Group contributes to various employee retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

       (t) SHARE APPRECIATION RIGHTS

       Compensation under the share appreciation rights is measured as the amount by which the quoted market price of the Company's H Shares exceeds the grant price. Compensation is accrued as a charge to compensation expense over the vesting service period. The compensation accrued during a vesting service period is adjusted in subsequent periods for changes, either upward or downward to the grant price, in the quoted market price of the Company's shares. The amount of compensation and the effect of subsequent changes are included in the employee compensation cost of the profit and loss account; the related liability is included in the salaries and welfare payable.

       (u) RECLASSIFICATION

       Certain balances of the prior year have been reclassified to conform with current year presentation, including separate presentation of advance operating lease payments in Note 18.

       (v) NEW ACCOUNTING DEVELOPMENTS

       In December 2003, the IASB issued amendments to thirteen existing IFRS standards under its "Improvements Project". The amendments will become effective on January 1, 2005. The Group has not adopted these revised standards and does not expect the adoption of these revised standards would have a material effect on the results of operation and the financial position of the Group.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       In December 2004, the IASB issued IFRS 6 "Exploration for and Evaluation of Mineral Resources". Adoption of IFRS 6 is required for annual periods beginning on or after January 1, 2006. IFRS 6 permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraph 11 and 12 of IAS 8 and allows an entity to use the accounting policies applied immediately before adopting IFRS
6. IFRS 6 requires entities recognising exploration and evaluation assets to perform an impairment test on these assets. However, IFRS 6 allows variation in recognition of impairment from that specified in IAS 36 but measures the impairment as set forth in IAS 36 once impairment is identified. The Group's accounting policies with respect to exploration and evaluation asset are described in Note 3 (g) and 3 (f). The Group is evaluating the manner and effect of adoption of IFRS 6.

       The following standards of IASB also will be effective January 1, 2005 - IFRS 2, "Share-based Payment", IFRS 3, "Business Combination", IFRS 4, "Insurance Contracts", and IFRS 5, "Non Current Assets Held for Sale and Discontinued Operations". The Group is evaluating the manner of adoption of these IFRS and does not expect the adoption of these new standards will have a material effect on the financial condition or results of operations of the Group.

4   TURNOVER

       Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 38.

5   PROFIT BEFORE TAXATION

                                                                                          2004        2003
                                                                                        -------      -------
                                                                                          RMB          RMB
                                                                                        -------      -------
Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
   Dividend income from available-for-sale investments                                       90           69
   Reversal of impairment of receivables                                                  1,346          551
   Reversal of impairment of available-for-sale investments                                 155           21
   Reversal of write down in inventories                                                    229           23

Charging
   Amortisation on intangible and other assets                                              754          635
   Auditors' remuneration                                                                    43           44
   Cost of inventories (approximates cost of goods sold) recognised as expense          165,025      134,935
   Depreciation on property, plant and equipment, including impairment provision
    - owned assets                                                                       45,040       39,293
    - assets under finance leases                                                            23           21
   Impairment of available-for-sale investments                                             181          179
   Impairment of receivables                                                              1,826        1,985
   Interest expense (Note 8)                                                              2,303        2,346
   Loss on disposal of property, plant and equipment                                      2,806        1,048
   Operating lease expenses                                                               3,873        3,573
   Repair and maintenance                                                                 6,205        4,721
   Research and development expenditure                                                   2,936        2,411
   Transportation expenses                                                               10,029        8,780
   Write down in inventories                                                                375          159

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

6  EMPLOYEE COMPENSATION COSTS

                                    2004        2003
                                   ------      ------
                                     RMB         RMB
                                   ------      ------
Wages and salaries                 14,926      12,893
Social security costs (i)           7,383       6,649
                                   ------      ------
                                   22,309      19,542
                                   ======      ======

    (i) Social security costs represent contributions to funds for staff welfare organised by the municipal and provincial governments including contribution to the retirement benefit plans (Note 32).

7  SHUT DOWN OF MANUFACTURING ASSETS

       During the years ended December 31, 2004 and 2003, the Group provided RMB 220 and RMB 2,355 respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

                                2004       2003
                               -----      -----
                                RMB        RMB
                               -----      -----
Refining facilities              192      1,596
Chemical facilities               28        759
                               -----      -----
                                 220      2,355
                               =====      =====

       There were no employee termination or relocation costs relating to the shut down of these manufacturing equipment.

8  INTEREST EXPENSE

                                                      2004            2003
                                                     ------          ------
                                                       RMB             RMB
                                                     ------          ------
Interest on
  Bank loans
    - wholly repayable within five years              1,564           1,773
    - not wholly repayable within five years            475             697
Other loans
    - wholly repayable within five years              1,068           1,046
    - not wholly repayable within five years            199             146
Finance leases                                            2               4
Less: amounts capitalised                            (1,005)         (1,320)
                                                     ------          ------
                                                      2,303           2,346
                                                     ======          ======

       Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings was 5.02 % (2003: 5.02%) per annum.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


9    EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     Details of the directors' and supervisors' emoluments are as follows:

                                                               2004       2003
                                                            -------    -------
                                                            RMB'000    RMB'000
   Fee for directors and supervisors                            120         83
   Salaries, allowances and other benefits                    2,012      1,377
   Contribution to retirement benefit scheme                     43         34
                                                              -----      -----
                                                              2,175      1,494
                                                              =====      =====


     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

                                                               2004       2003
                                                             ------     ------
                                                             NUMBER     NUMBER
   Nil - RMB 1                                                   24         19
                                                              =====      =====

     Fee for directors and supervisors disclosed above included RMB 95 thousand (2003: RMB 62 thousand) paid to independent non-executive directors.

     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2004 (2003: nil).

     The five highest paid individuals in the Group for each of the two years ended December 31, 2003 and 2004 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

     During 2003 and 2004, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

     The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 per share or approximately RMB
1.36 per share.

     As at December 31, 2004, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 367 (2003:
RMB 406) at December 31, 2004.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


10   TAXATION

                                                            2004            2003
                                                          ------          ------
                                                             RMB             RMB
   Income tax                                             39,404          26,347
   Deferred tax (Note 30)                                  2,814           1,594
   Share of tax of associates                                345             131
                                                          ------          ------
                                                          42,563          28,072
                                                          ======          ======


     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2003: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows :

                                                               2004        2003
                                                           --------    --------
                                                                RMB         RMB
   Profit before taxation                                   147,141      98,322
                                                           --------    --------
   Tax calculated at a tax rate of 33%                       48,556      32,446
   Prior year tax return adjustment                              27         419
   Effect of preferential tax rate                           (6,886)     (5,190)
   Utilisation of previously unrecognised
      tax loss of subsidiaries                                 (832)         --
   Income not subject to tax                                   (605)       (566)
   Expenses not deductible for tax purposes                   2,303         963
                                                           --------    --------
   Tax charge                                                42,563      28,072
                                                           ========    ========


11   PROFIT ATTRIBUTABLE TO SHAREHOLDERS

     The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB 102,927 (2003: RMB 69,614) for the year ended December 31, 2004.

12   BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the years ended December 31, 2004 and 2003 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for each of the years.

     There are no dilutive potential ordinary shares.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


13   DIVIDENDS

                                                              2004          2003
                                                            ------        ------
                                                               RMB           RMB
Final dividend for 2002 (Note (i))                              --        12,299
Interim dividend for 2003 (Note (ii))                           --        17,379
Final dividend for 2003 (Note (iii))                        13,947            --
Interim dividend for 2004 (Note (iv))                       20,381            --
                                                            ------        ------
                                                            34,328        29,678
                                                            ======        ======

(i) A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

(ii) An interim dividend in respect of 2003 of RMB 0.098841 per share amounting to a total of RMB 17,379 was paid on October 8, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

(iii) A final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iv) As authorised by shareholders in the Annual General Meeting on May 18, 2004, the Board of Directors, in a meeting held on August 26, 2004, resolved to distribute an interim dividend in respect of 2004 of RMB
      0.115919 per share amounting to a total of RMB 20,381. The interim dividend was paid on October 8, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

(v) At the meeting on March 16, 2005, the Board of Directors proposed a final dividend in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


14   PROPERTY, PLANT AND EQUIPMENT

     GROUP

                                             OIL        PLANT                            CONSTRUCTION
YEAR ENDED                               AND GAS          AND       MOTOR                          IN
DECEMBER 31, 2003          BUILDINGS    PROPERTY    EQUIPMENT    VEHICLES       OTHER        PROGRESS       TOTAL
-----------------------    ---------    --------    ---------    --------    --------    ------------    --------
                                 RMB         RMB          RMB         RMB         RMB             RMB         RMB
COST OR VALUATION
At beginning of the year      50,539     337,998      205,921       7,384       5,272          30,594     637,708
Additions                        243         289          952         946          73          80,426      82,929
Revaluation surplus               --          --       (1,568)         --          --              --      (1,568)
Revaluation loss                  --          --       (2,133)         --          --              --      (2,133)
Transfers                      6,263      43,308       27,834          --         354         (77,759)         --
Disposals or write off        (1,738)    (12,785)      (8,285)       (537)       (249)             --     (23,594)
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            55,307     368,810      222,721       7,793       5,450          33,261     693,342
                            --------    --------     --------    --------    --------        --------    --------
ACCUMULATED DEPRECIATION
AND IMPAIRMENT
At beginning of the year     (10,866)   (137,653)     (90,462)     (3,649)     (1,783)             --    (244,413)
Charge for the year           (1,817)    (21,060)     (15,120)       (731)       (586)             --     (39,314)
Revaluation surplus               --          --        2,440          --          --              --       2,440
Revaluation loss                  --          --          876          --          --              --         876
Disposals or write off         1,474       7,871        5,007         416         176              --      14,944
                            --------    --------     --------    --------    --------        --------    --------
At end of the year           (11,209)   (150,842)     (97,259)     (3,964)     (2,193)             --    (265,467)
                            --------    --------     --------    --------    --------        --------    --------
NET BOOK VALUE
At end of the year            44,098     217,968      125,462       3,829       3,257          33,261     427,875
                            ========    ========     ========    ========    ========        ========    ========
ANALYSIS OF COST OR
VALUATION
At valuation (i)              25,412     212,573      162,954       3,139       1,395              --     405,473
At cost (ii)                  29,895     156,237       59,767       4,654       4,055          33,261     287,869
                            --------    --------     --------    --------    --------        --------    --------
                              55,307     368,810      222,721       7,793       5,450          33,261     693,342
                            ========    ========     ========    ========    ========        ========    ========
Carrying value of the
property, plant and
equipment had they been
stated at cost less
accumulated depreciation      39,229     203,025      104,976       3,304       2,622          33,261     386,417
                            ========    ========     ========    ========    ========        ========    ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     GROUP (CONTINUED)

                                         OIL AND        PLANT                            CONSTRUCTION
YEAR ENDED                                   GAS          AND       MOTOR                          IN
DECEMBER 31, 2004          BUILDINGS    PROPERTY    EQUIPMENT    VEHICLES       OTHER        PROGRESS       TOTAL
------------------------   ---------    --------    ---------    --------    --------    ------------    --------
                                 RMB         RMB          RMB         RMB         RMB             RMB         RMB
COST OR VALUATION
At beginning of the year      55,307     368,810      222,721       7,793       5,450          33,261     693,342
Additions                        940         203        2,130       1,227          76          90,773      95,349
Transfers                      9,327      48,240       28,865          --         370         (86,802)         --
Disposals or write off        (2,142)     (8,703)      (5,508)       (241)        (61)             --     (16,655)
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            63,432     408,550      248,208       8,779       5,835          37,232     772,036
                            --------    --------     --------    --------    --------        --------    --------
Accumulated depreciation
and impairment
At beginning of the year     (11,209)   (150,842)     (97,259)     (3,964)     (2,193)             --    (265,467)
Charge for the year           (2,049)    (24,839)     (16,569)       (794)       (610)           (202)    (45,063)
Disposals or write off           843       2,985        2,931         208          46              --       7,013
                            --------    --------     --------    --------    --------        --------    --------
At end of the year           (12,415)   (172,696)    (110,897)     (4,550)     (2,757)           (202)   (303,517)
                            --------    --------     --------    --------    --------        --------    --------
NET BOOK VALUE
At end of the year            51,017     235,854      137,311       4,229       3,078          37,030     468,519
                            ========    ========     ========    ========    ========        ========    ========
ANALYSIS OF COST OR
VALUATION
At valuation (i)              23,270     203,870      157,446       2,898       1,334              --     388,818
At cost (ii)                  40,162     204,680       90,762       5,881       4,501          37,232     383,218
                            --------    --------     --------    --------    --------        --------    --------
                              63,432     408,550      248,208       8,779       5,835          37,232     772,036
                            ========    ========     ========    ========    ========        ========    ========
Carrying value of the
property, plant and
equipment had they been
stated at cost less
accumulated depreciation      46,520     226,567      118,590       3,711       2,506          37,030     434,924
                            ========    ========     ========    ========    ========        ========    ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     COMPANY

                                             OIL        PLANT                            CONSTRUCTION
YEAR ENDED                               AND GAS          AND       MOTOR                          IN
DECEMBER 31, 2003          BUILDINGS    PROPERTY    EQUIPMENT    VEHICLES       OTHER        PROGRESS       TOTAL
-----------------------    ---------    --------    ---------    --------    --------    ------------    --------
                                 RMB         RMB          RMB         RMB         RMB             RMB         RMB
COST OR VALUATION
At beginning of the year      34,730     221,071      164,947       4,884       4,766          25,949     456,347
Additions                        200         114          422         485          53          65,495      66,769
Revaluation surplus               --          --       (1,497)         --          --              --      (1,497)
Revaluation loss                  --          --       (2,026)         --          --              --      (2,026)
Transfers                      4,823      31,773       25,199          --         196         (61,991)         --
Disposals or write off        (1,419)     (7,411)      (8,103)       (491)       (174)             --     (17,598)
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            38,334     245,547      178,942       4,878       4,841          29,453     501,995
                            --------    --------     --------    --------    --------        --------    --------
ACCUMULATED DEPRECIATION
AND IMPAIRMENT
At beginning of the year      (8,783)    (88,166)     (73,407)     (2,579)     (1,305)             --    (174,240)
Charge for the year           (1,474)    (14,789)     (12,542)       (517)       (398)             --     (29,720)
Revaluation surplus               --          --        2,366          --          --              --       2,366
Revaluation loss                  --          --          795          --          --              --         795
Disposals or write off         1,201       3,272        4,923         406         107              --       9,909
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            (9,056)    (99,683)     (77,865)     (2,690)     (1,596)             --    (190,890)
                            --------    --------     --------    --------    --------        --------    --------
NET BOOK VALUE
At end of the year            29,278     145,864      101,077       2,188       3,245          29,453     311,105
                            ========    ========     ========    ========    ========        ========    ========
ANALYSIS OF COST OR
VALUATION
At valuation (i)              17,305     122,716      133,302       2,222       1,376              --     276,921
At cost (ii)                  21,029     122,831       45,640       2,656       3,465          29,453     225,074
                            --------    --------     --------    --------    --------        --------    --------
                              38,334     245,547      178,942       4,878       4,841          29,453     501,995
                            ========    ========     ========    ========    ========        ========    ========
Carrying value of the
property, plant and
equipment had they been
stated at cost less
accumulated depreciation      27,513     135,071       82,158       1,873       2,586          29,453     278,654
                            ========    ========     ========    ========    ========        ========    ========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     COMPANY (CONTINUED)

                                             OIL        PLANT                            CONSTRUCTION
YEAR ENDED                               AND GAS          AND       MOTOR                          IN
DECEMBER 31, 2004          BUILDINGS    PROPERTY    EQUIPMENT    VEHICLES       OTHER        PROGRESS       TOTAL
-----------------------    ---------    --------    ---------    --------    --------    ------------    --------
                                 RMB         RMB          RMB         RMB         RMB             RMB         RMB
COST OR VALUATION
At beginning of the year      38,334     245,547      178,942       4,878       4,841          29,453     501,995
Additions                        235         135        2,728         805          16          62,410      66,329
Transfers                      6,720      36,247       23,179          --         243         (66,389)         --
Disposals or write off        (1,167)     (7,187)      (5,160)       (211)        (55)             --     (13,780)
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            44,122     274,742      199,689       5,472       5,045          25,474     554,544
                            --------    --------     --------    --------    --------        --------    --------
ACCUMULATED DEPRECIATION
AND IMPAIRMENT
At beginning of the year      (9,056)    (99,683)     (77,865)     (2,690)     (1,596)             --    (190,890)
Charge for the year           (1,704)    (17,973)     (13,459)       (580)       (428)           (189)    (34,333)
Disposals or write off           795       2,395        2,601         184          42              --       6,017
                            --------    --------     --------    --------    --------        --------    --------
At end of the year            (9,965)   (115,261)     (88,723)     (3,086)     (1,982)           (189)   (219,206)
                            --------    --------     --------    --------    --------        --------    --------
NET BOOK VALUE
At end of the year            34,157     159,481      110,966       2,386       3,063          25,285     335,338
                            ========    ========     ========    ========    ========        ========    ========
ANALYSIS OF COST OR
VALUATION
At valuation (i)              16,138     115,529      128,142       2,011       1,321              --     263,141
At cost (ii)                  27,984     159,213       71,547       3,461       3,724          25,474     291,403
                            --------    --------     --------    --------    --------        --------    --------
                              44,122     274,742      199,689       5,472       5,045          25,474     554,544
                            ========    ========     ========    ========    ========        ========    ========
Carrying value of the
property, plant and
equipment had they been
stated at cost less
accumulated depreciation      32,588     150,773       93,417       2,084       2,461          25,285     306,608
                            ========    ========     ========    ========    ========        ========    ========


(i)  Amount for which revaluations have been undertaken by independent valuers.

(ii) Cost of property, plant and equipment acquired or constructed since the applicable revaluation.

     The depreciation charge of the Group for the year ended December 31, 2004 included RMB 3,789 (2003: RMB 1,487) relating to impairment provision for property, plant and equipment held for use. Of this amount, RMB 798 (2003: RMB
863) was related to the Chemicals and Marketing segment, RMB 1,398 (2003: RMB
624) was for the Refining and Marketing segment and RMB 1,593 (2003: RMB Nil) was for the Exploration and Production segment.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

     The following table indicates the changes to the Group's exploratory well costs for the years ended December 31, 2004 and 2003.

                                                             2004          2003
                                                          -------       -------
                                                              RMB           RMB
Beginning balance at January 1                              4,255         3,764
Additions to capitalized exploratory well
costs pending the determination of proved
reserves                                                   10,908         9,232
Reclassified to wells, facilities, and
equipment based on the determination of
proved reserves                                            (4,756)       (4,050)
Capitalized exploratory well costs charged
to expense                                                 (4,718)       (4,691)
                                                          -------       -------
Ending balance at December 31                               5,689         4,255
                                                          =======       =======
Number of wells at year end                                   782           636
                                                          =======       =======


     The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed.

                                                           2004             2003
                                                          -----            -----
                                                            RMB              RMB
One year or less                                          5,278            3,988
Over one year                                               411              267
                                                          -----            -----
Balance at December 31                                    5,689            4,255
                                                          =====            =====


     The RMB 411 at December 31, 2004 for capitalized exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning.

     Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group analysed by the following categories of lease terms:

                                                    GROUP            COMPANY
                                               ---------------   ---------------
                                                 2004     2003     2004     2003
                                               ------   ------   ------   ------
                                                  RMB      RMB      RMB      RMB
Short-term lease (less than 10 years)             335    1,125      331      719
Medium-term lease (10 to 50 years)             50,682   42,973   33,826   28,559
                                               ------   ------   ------   ------
                                               51,017   44,098   34,157   29,278
                                               ======   ======   ======   ======


     Substantially all the buildings of the Group are located in the PRC.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     Property, plant and equipment under finance leases at the end of year are as follows:

                                               GROUP                COMPANY
                                          ---------------       ---------------
                                          2004       2003       2004       2003
                                          ----       ----       ----       ----
                                           RMB        RMB        RMB        RMB
Exploration and Production                  45         --         45         --
Refining and Marketing                      94         94         94         94
Chemicals and Marketing                    110        221        110        221
Accumulated depreciation                   (74)       (75)       (74)       (75)
                                          ----       ----       ----       ----
                                           175        240        175        240
                                          ====       ====       ====       ====


     Finance leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.

     A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the profit and loss account. The remaining RMB 774 was credited to the revaluation reserve in the shareholders' equity.

     With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the profit and loss account.

     Bank borrowings are secured on property, plant and equipment at net book value of RMB 218 (2003: RMB 152) at December 31, 2004.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


15   INVESTMENTS IN ASSOCIATES

     Principal associates accounted for under the equity method are:


                             COUNTRY OF                  ATTRIBUTABLE
                          INCORPORATION      PAID-UP/          EQUITY
                                    AND    REGISTERED        INTEREST
COMPANY NAME                 OPERATIONS       CAPITAL        HELD (%)    PRINCIPAL ACTIVITIES
----------------------    -------------    ----------    ------------    ----------------------------
Dalian West Pacific                 PRC       USD 258            28.4    Production and sale of
Petrochemical                                                            refined and  petrochemical
Co., Ltd.                                                                products

China Marine Bunker                 PRC      RMB1,000              50    Supplying bunker oils,
(PetroChina) Co., Ltd.                                                   marine lubricant and fresh
                                                                         water to foreign trading
                                                                         vessels and coastal vessels,
                                                                         transportation, storage,
                                                                         import and export of oil
                                                                         products


     Share of profit of associates included in the profit and loss account of the Group was RMB 1,824 (2003: RMB 985) in 2004.

     Share of net profit of associates included in retained earnings of the Group was RMB 1,860 (2003: RMB 584) at December 31, 2004. Dividends received and receivable from associates were RMB 203 (2003: RMB 134) in 2004.

16  AVAILABLE-FOR-SALE INVESTMENTS

                                                GROUP              COMPANY
                                           ----------------    ----------------
                                             2004      2003      2004      2003
                                           ------    ------    ------    ------
                                              RMB       RMB       RMB       RMB
Unlisted available-for-sale investments     2,265     2,652     2,109     2,264
Less: Impairment provision                   (755)     (813)     (745)     (802)
                                           ------    ------    ------    ------
                                            1,510     1,839     1,364     1,462
                                           ======    ======    ======    ======


     Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

     Dividend income from available-for-sale investments was RMB 90 (2003: RMB
69) in 2004.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


17   SUBSIDIARIES

    Principal subsidiaries are:

                                  COUNTRY OF
                               INCORPORATION      PAID-UP    TYPE OF    ATTRIBUTABLE
                                         AND      CAPITAL      LEGAL           QUITY
COMPANY NAME                      OPERATIONS          RMB     ENTITY      INTEREST %    PRINCIPAL ACTIVITIES
--------------------------    --------------    ---------    -------    ------------    -----------------------------------
*Daqing Oilfield Company                PRC        47,500          +          100.00    Exploration, production and the
Limited                                                                                 sale of crude oil and natural gas;
                                                                                        production and sale of refined
                                                                                        products

*Jinzhou Petrochemical                  PRC           788          #           80.95    Production and sale of oil and
Company Limited                                                                         chemical products

*Jilin Chemical                         PRC         3,561          #           67.29    Production and sale of chemical
Industrial Company Limited                                                              products

Daqing Yu Shu Lin                       PRC         1,272          +           88.16    Exploration and production of
Oilfield Company Limited                                                                crude oil and natural gas

*Liaohe Jinma Oilfield                  PRC         1,100          #           81.82    Exploration, production,
Company Limited                                                                         transportation and sale of crude
                                                                                        oil and natural gas

*PetroChina International     British Virgin      USD 0.9          +          100.00    Exploration and production of
Limited                              Islands                                            crude oil and natural gas outside
                                                                                        of PRC

PetroChina International             Bahamas    USD 0.005          +          100.00    Exploration and production of crude
Indonesia Limited                                                                       oil and natural gas in Indonesia

------------
+ - Limited liability company.
# - Joint stock company with limited liability.
* - Subsidiaries directly held by the Company as of December 31, 2004.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


18   ADVANCE OPERATING LEASE PAYMENTS

                                            GROUP                   COMPANY
                                      ------------------      ------------------
                                        2004        2003        2004        2003
                                      ------      ------      ------      ------
                                         RMB         RMB         RMB         RMB
Land use rights                        7,952       5,544       5,683       3,646
Advance lease payments                 4,296       1,708       3,148       1,356
                                      ------      ------      ------      ------
                                      12,248       7,252       8,831       5,002
                                      ======      ======      ======      ======

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than PRC land authorities. These advance operating lease payments are amortised over the related lease periods using the straight line method.

19   INTANGIBLE AND OTHER ASSETS

     GROUP

                                        2004                             2003
                           ------------------------------   ------------------------------
                                     ACCUMULATED                      ACCUMULATED
                             COST   AMORTISATION      NET     COST   AMORTISATION      NET
                           ------   ------------   ------   ------   ------------   ------
                              RMB            RMB      RMB      RMB            RMB      RMB
Patents                     1,873           (958)     915    1,721           (769)     952
Technical know-how            248           (181)      67      239           (155)      84
Other                       1,421           (395)   1,026    1,300           (348)     952
                           ------         ------   ------   ------         ------   ------
Intangible assets           3,542         (1,534)   2,008    3,260         (1,272)   1,988
                           ======         ======   ======   ======         ======   ======
Other assets                                          979                            1,036
                                                   ------                           ------
                                                    2,987                            3,024
                                                   ======                           ======


     COMPANY

                                        2004                             2003
                           ------------------------------   ------------------------------
                                     ACCUMULATED                      ACCUMULATED
                             COST   AMORTISATION      NET     COST   AMORTISATION      NET
                           ------   ------------   ------   ------   ------------   ------
                              RMB            RMB      RMB      RMB            RMB      RMB

Patents                     1,213           (694)     519    1,070           (569)     501
Technical know-how             28             (9)      19       19             (5)      14
Other                       1,078           (297)     781    1,039           (276)     763
                           ------         ------   ------   ------         ------   ------
Intangible assets           2,319         (1,000)   1,319    2,128           (850)   1,278
                           ======         ======   ======   ======         ======   ======
Other assets                                          834                              525
                                                   ------                           ------
                                                    2,153                            1,803
                                                   ======                           ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

     Other assets primarily consist of long-term prepaid expenses to service providers.

20  INVENTORIES

                                             GROUP                 COMPANY
                                       ------------------    ------------------
                                          2004       2003       2004       2003
                                       -------    -------    -------    -------
                                           RMB        RMB        RMB        RMB
Crude oil and other raw materials       13,895      9,553      9,550      6,989
Work in progress                         5,320      3,652      4,461      3,242
Finished goods                          27,394     16,367     23,781     14,424
Spare parts and consumables                 59         66         47         55
                                       -------    -------    -------    -------
                                        46,668     29,638     37,839     24,710
Less: Write down in inventories           (897)      (766)      (561)      (524)
                                       -------    -------    -------    -------
                                        45,771     28,872     37,278     24,186
                                       =======    =======    =======    =======


     Inventories of the Group carried at net realisable value amounted to RMB 3,282 (2003: RMB 2,249) at December 31, 2004.


21   ACCOUNTS RECEIVABLE

                                              GROUP                COMPANY
                                        -----------------     -----------------
                                          2004       2003       2004       2003
                                        ------     ------     ------     ------
                                           RMB        RMB        RMB        RMB
Accounts receivable due from
third parties                            6,905      8,263      5,408      5,827
Less: Impairment provision              (4,740)    (5,872)    (3,825)    (4,759)
                                        ------     ------     ------     ------
                                         2,165      2,391      1,583      1,068
Accounts receivable due from
related parties
-- Fellow CNPC subsidiaries                482        592        306        415
-- Associates                               15        280         13        278
                                        ------     ------     ------     ------
                                         2,662      3,263      1,902      1,761
                                        ======     ======     ======     ======


     Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


     The aging analysis of accounts receivable at December 31, 2004 is as follows:

                                             GROUP                  COMPANY
                                       -----------------       -----------------
                                        2004        2003        2004        2003
                                       -----       -----       -----       -----
                                         RMB         RMB         RMB         RMB
Within 1 year                          2,332       2,594       1,709       1,369
Between 1 to 2 years                      63         136          49         127
Between 2 to 3 years                     119         423         112         293
Over 3 years                           4,888       5,982       3,857       4,731
                                       -----       -----       -----       -----
                                       7,402       9,135       5,727       6,520
                                       =====       =====       =====       =====


     The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.


22   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                  GROUP                COMPANY
                                            ------------------    ------------------
                                               2004       2003       2004       2003
                                            -------    -------    -------    -------
                                                RMB        RMB        RMB        RMB
Other receivables                             8,948     10,173      6,328      7,490
Less: Impairment provision                   (7,046)    (6,283)    (4,469)    (3,690)
                                            -------    -------    -------    -------
                                              1,902      3,890      1,859      3,800
Amounts due from CNPC                         3,385      2,038      3,385      2,038
Amounts due from fellow CNPC subsidiaries     4,397      2,705      3,679      2,002
Amounts due from subsidiaries                    --         --     14,945      7,287
Advances to suppliers                         7,539      4,105      6,234      2,977
Prepaid expenses                                230        103        175         68
Other current assets                            110        687        132        721
                                            -------    -------    -------    -------
                                             17,563     13,528     30,409     18,893
                                            =======    =======    =======    =======


     Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

     Amounts due from CNPC and fellow CNPC subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.


23   NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


24   RECEIVABLES UNDER RESALE AGREEMENTS

     Securities purchased under agreements to resell ("resale agreements") are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest income and accrued over the life of resale agreements using the effective yield method.

     Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

25   CASH AND CASH EQUIVALENTS

                                            GROUP                   COMPANY
                                      ------------------      ------------------
                                        2004        2003        2004        2003
                                      ------      ------      ------      ------
                                         RMB         RMB         RMB         RMB
Cash at bank and in hand              11,304      11,231       8,391       8,022
                                      ======      ======      ======      ======


     The weighted average effective interest rate on bank deposits was 1.23% (2003: 1.30%) for the year ended December 31, 2004.


26   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                     GROUP            COMPANY
                                                ---------------   ---------------
                                                  2004     2003     2004     2003
                                                ------   ------   ------   ------
                                                   RMB      RMB      RMB      RMB
Trade payables                                  11,802   10,150    8,645    6,448
Advances from customers                          6,950    6,861    5,677    5,835
Salaries and welfare payable                     5,869    5,413    4,888    4,394
Accrued expenses                                     7        5        7        5
Dividends payable by subsidiaries to minority
shareholders                                        38      118       --       --
Interest payable                                    33      130       32      127
Construction fee and equipment cost payables    17,113   13,760   11,971   10,411
Payable to Sinopec                                 663      610      640      585
Advances from Sinopec                               42      233       38      233
One-time employee housing remedial payment
payable                                          1,740    2,270    1,740    2,270
Other payables                                  10,986   10,628    7,299    7,395
Amounts due to related parties
  -- CNPC                                        2,681    1,531    2,681    1,484
  -- Fellow CNPC subsidiaries                   12,202   11,880    9,865    9,746
  -- Subsidiaries                                   --       --   30,652   28,536
  -- Associates                                    570      591      527      541
                                                ------   ------   ------   ------
                                                70,696   64,180   84,662   78,010
                                                ======   ======   ======   ======

     Other payables consist primarily of customer deposits.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

       The aging analysis of trade payables at December 31, 2004 is as follows:

                                                             GROUP                               COMPANY
                                               ----------------------------------- ------------------------------------
                                                           2004              2003              2004               2003
                                               ----------------- ----------------- -----------------  -----------------
                                                            RMB               RMB               RMB                RMB
                                               ----------------- ----------------- -----------------  -----------------
Within 1 year                                            11,094             9,108             8,077              5,763
Between 1 to 2 years                                        182               402               129                211
Between 2 to 3 years                                         86               127                69                 89
Over 3 years                                                440               513               370                385
                                               ----------------- ----------------- -----------------  -----------------
                                                         11,802            10,150             8,645              6,448
                                               ================= ================= =================  =================


27  BORROWINGS

    (a)  SHORT-TERM BORROWINGS

                                                             GROUP                              COMPANY
                                              ------------------------------------ -----------------------------------
                                                          2004               2003              2004              2003
                                              -----------------  ----------------- ----------------- -----------------
                                                           RMB                RMB               RMB               RMB
                                              -----------------  ----------------- ----------------- -----------------
Bank loans
   -secured                                                 29                114                 7                 7
   -unsecured                                           10,631              8,450            10,174             7,592
Loans from fellow CNPC subsidiaries                        600                610                 -                 -
Other                                                        8                  5                 3                 4
                                              -----------------  ----------------- ----------------- -----------------
                                                        11,268              9,179            10,184             7,603
Current portion of long-term borrowings                 16,008             19,711            14,554            19,064
                                              -----------------  ----------------- ----------------- -----------------
                                                        27,276             28,890            24,738            26,667
                                              =================  ================= ================= =================

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

    (b)  LONG-TERM BORROWINGS

                                                                                    GROUP                      COMPANY
                                                                          --------------------------  --------------------------
                                 INTEREST RATE AND
                                 FINAL MATURITY                                2004          2003          2004          2003
                                 ---------------------------------------  ------------  ------------  ------------ -------------
                                                                               RMB           RMB           RMB           RMB
RENMINBI-
  DENOMINATED
  BORROWINGS:

Bank loans for the               Majority variable interest rates              16,195        20,327        15,749        19,631
  development of oil fields        ranging from  4.94% to 5.85% per
  and construction of              annum as of December 31, 2004, with
  refining plants                  maturities through 2010

Bank loans for working capital   Majority variable interest rate at             6,016         6,073         6,001         6,033
                                   4.94% per annum as of December 31,
                                   2004, with maturities through 2007

Loans from related parties       Floating interest rates ranging from          15,610        15,620        15,610        15,620
  for the development of oil       4.46% to 5.18% per annum as of
  fields and construction of       December 31, 2004, with maturities
  refining plants                  through 2032

Working capital loans from       Floating interest rate at 4.39% per            4,000         4,000         4,000         4,000
  related parties                  annum as of December 31, 2004, with
                                   maturities through 2007

Working capital loans            Fixed interest rates at 6.32% per                  8            10             8             8
                                   annum with no fixed repayment term

Corporate debenture for the      Fixed interest rate at 4.50% per               1,350         1,350         1,350         1,350
  development of oil fields        annum with maturities through 2007
  and construction of
  refining plants

Corporate debenture for the      Fixed interest rate at  4.11% per              1,500         1,500         1,500         1,500
  development of oil and gas       annum with maturities through 2013
  properties


                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------


                                                                                        GROUP                      COMPANY
                                                                              --------------------------- --------------------------
                                    INTEREST RATE AND FINAL
                                    MATURITY                                       2004          2003         2004          2003
                                    ----------------------------------------- -------------   ---------    ------------  -----------
                                                                                   RMB            RMB          RMB           RMB
US Dollar-denominated borrowings:

Bank loans for the development      Fixed interest rates ranging from free           1,535         2,881          721         1,070
  of oil fields and construction      to 8.66% per annum with maturities
  of refining plants                  through 2038

Bank loans for the development      Floating interest rates ranging from             1,609         1,403          755           853
  of oil fields and construction      1.65% to 3.43% per annum as of
  of refining plants                  December 31, 2004, with maturities
                                      through 2014

Bank loans for working capital      Floating interest rate at LIBOR plus               492             -            -             -
                                      0.60% per annum as of December 31,
                                      2004 with maturities through 2006

Bank loans for acquisition of       Floating interest rates ranging from             1,490         1,493            -             -
  overseas oil and gas                LIBOR plus  0.55% to LIBOR plus 0.60%
  properties                          per annum as of December 31, 2004,
                                      with maturities through 2009

Loans from related parties for      Floating interest rate at LIBOR minus            1,633         3,633        1,633         3,633
  the development of oil fields       0.25% per annum as of December 31,
  and construction of refining        2004, with maturities through 2005
  plants

Loans from related parties for      Floating interest rate at LIBOR plus               608           608            -             -
  acquisition of overseas oil         0.40% per annum as of December 31,
  and gas properties                  2004, with maturities through 2006

Loans from related parties for      Floating interest rate at LIBOR plus               717           717            -             -
  working capital                     0.40% per annum as of December 31,
                                      2004, with maturities through 2006

Loans for the development of oil    Fixed interest rate at  1.55% per annum            554           586          554           586
  fields and construction of          with maturities through 2022
  refining plants


                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

                                                                                       GROUP                         COMPANY
                                                                            ---------------------------   -------------------------
                                   INTEREST RATE AND FINAL
                                   MATURITY                                     2004             2003           2004         2003
                                   -----------------------                  -------------  ------------   ------------    ---------
                                                                                RMB              RMB            RMB          RMB
Japanese Yen-denominated
  borrowings:

Bank loans for the development     Fixed interest rates ranging from                 430            578            269          371
  of oil fields and construction     4.10% to 5.30% per annum with
  of refining plants                 maturities through 2010

Euro -
  denominated borrowings:

Bank loans for the development      Fixed interest rates ranging from                360            381            117          121
  of oil fields and construction      2.00% to 8.30% per annum with
  of refining plants                  maturities through 2023

British Pound-denominated
 borrowings:

Bank loans for the development      Fixed interest rate at 2.85% per                 338            454            338          454
  of oil fields and construction      annum with maturities through 2007
  of refining plants
                                                                            -------------  ------------   ------------     --------

                                                                                  54,445         61,614         48,605       55,230
Finance lease
   obligations                                                                        21             56             21           56
                                                                            -------------  ------------   ------------     --------
Total long-term
   borrowings                                                                     54,466         61,670         48,626       55,286
Less: Current
      portion of long-
      term borrowings                                                            (16,008)       (19,711)       (14,554)     (19,064)
                                                                            -------------  ------------   ------------     --------
                                                                                  38,458         41,959         34,072       36,222
                                                                            =============  ============   ============    =========

      For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People's Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks with interest rates ranging from 1.55% to 6.32% per annum. Interest free loans amounted to RMB 87 (2003: RMB 215) at December 31, 2004. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognised in the Group's consolidated financial statements.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

      Borrowings of RMB 756 (2003: RMB 853) were guaranteed by CNPC and its subsidiaries at December 31, 2004.

      The Group's borrowings include secured liabilities (leases and bank borrowings) totalling RMB 50 (2003: RMB 170) at December 31, 2004. Bank borrowings are secured over certain of the Group's property, plant and equipment (Note 14). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.


                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
                                                          2004               2003               2004              2003
                                              -----------------  -----------------  ----------------- -----------------
                                                           RMB                RMB                RMB               RMB
                                              -----------------  -----------------  ----------------- -----------------
Total borrowings:
   -at fixed rates                                      17,790             17,024             15,066            13,122
   -at variable rates                                   47,944             53,825             43,744            49,767
                                              -----------------  -----------------  ----------------- -----------------
                                                        65,734             70,849             58,810            62,889
                                              =================  =================  ================= =================

Weighted average effective interest rates:

   -bank loans                                           4.73%              4.77%              4.86%             4.92%
   -loans from related parties                           4.55%              4.23%              4.63%             4.37%
   -loans from third parties                             1.68%              1.64%              1.63%             1.64%
   -corporate debentures                                 4.30%              4.30%              4.30%             4.30%
   -finance lease obligations                            4.78%              3.22%              4.78%             3.22%


       The carrying amounts and fair values of long-term borrowings (excluding finance lease obligations) are as follows:

                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
                                                                          CARRYING AMOUNTS
                                              -------------------------------------------------------------------------
                                                          2004               2003               2004              2003
                                              -----------------  -----------------  ----------------- -----------------
                                                           RMB                RMB                RMB               RMB
                                              -----------------  -----------------  ----------------- -----------------
Bank loans                                              28,465             33,590             23,950            28,533
Loans from related parties                              22,568             24,578             21,243            23,253
Corporate debentures                                     2,850              2,850              2,850             2,850
Other                                                      562                596                562               594
                                              -----------------  -----------------  ----------------- -----------------
                                                        54,445             61,614             48,605            55,230
                                              =================  =================  ================= =================



                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
                                                                            FAIR VALUES
                                              -------------------------------------------------------------------------
                                                          2004               2003              2004               2003
                                              ----------------- ------------------  ----------------  -----------------
                                                           RMB                RMB               RMB                RMB
Bank loans                                              28,346             33,514            23,969             28,565
Loans from related parties                              22,568             24,578            21,243             23,253
Corporate debentures                                     2,632              2,640             2,632              2,640
Other                                                      404                422               404                421
                                              ----------------- ------------------  ----------------  -----------------
                                                        53,950             61,154            48,248             54,879
                                              ================= ==================  ================  =================

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.86% to 6.38% per annum as of December 31, 2004 depending on the type of the borrowings. The carrying amounts of short-term borrowings and finance lease obligations approximate their fair value.

       Maturities of long-term borrowings (excluding finance lease obligations) at the dates indicated below are as follows:

                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
BANK LOANS                                           2004               2003               2004              2003
                                              -----------------  -----------------  ----------------- -----------------
                                                     RMB                RMB                RMB               RMB
                                              -----------------  -----------------  ----------------- -----------------
Within one year                                          8,747             11,291              7,836            10,644
Between one to two years                                 3,894              9,963              3,512             7,812
Between two to five years                               14,751             10,397             11,985             9,336
After five years                                         1,073              1,939                617               741
                                              -----------------  -----------------  ----------------- -----------------
                                                        28,465             33,590             23,950            28,533
                                              =================  =================  ================= =================



                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
OTHER LOANS                                         2004               2003               2004              2003
                                              -----------------  -----------------  ----------------- -----------------
                                                    RMB                RMB                RMB               RMB
                                              -----------------  -----------------  ----------------- -----------------
Within one year                                          7,240              8,381              6,697             8,381
Between one to two years                                 4,236              8,203              3,454             6,878
Between two to five years                                8,210              6,711              8,210             6,711
After five years                                         6,294              4,729              6,294             4,727
                                              -----------------  -----------------  ----------------- -----------------
                                                        25,980             28,024             24,655            26,697
                                              =================  =================  ================= =================

       Future minimum payments on finance lease obligations at the dates indicated below are as follows:

                                                             GROUP                               COMPANY
                                              ------------------------------------  -----------------------------------
                                                     2004               2003               2004              2003
                                              -----------------  -----------------  ----------------- -----------------
                                                     RMB                RMB                RMB               RMB

Within one year                                             22                 41                 22                41
Between one to two years                                     -                 17                  -                17
                                              -----------------  -----------------  ----------------- -----------------
                                                            22                 58                 22                58
Future finance charges on finance lease
  obligations                                              (1)                (2)                (1)               (2)
                                              -----------------  -----------------  ----------------- -----------------
Present value of finance lease obligations
                                                            21                 56                 21                56
                                              =================  =================  ================= =================

The present value of finance
  lease obligations can be analysed as follows:

- Within one year                                           21                 39                 21                39
- Between one to two years                                   -                 17                  -                17
                                              -----------------  -----------------  ----------------- -----------------
                                                            21                 56                 21                56
                                              =================  =================  ================= =================

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

28  SHARE CAPITAL

                                                                 GROUP                            COMPANY
                                                    --------------------------------  ---------------------------------
                                                          2004             2003              2004             2003
                                                    ---------------  ---------------  ----------------  ---------------
                                                          RMB              RMB               RMB              RMB
                                                    ---------------  ---------------  ----------------  ---------------
Registered, issued and fully paid:

State-owned shares                                         158,242          158,242           158,242          158,242
H shares                                                    17,582           17,582            17,582           17,582
                                                    ---------------  ---------------  ----------------  ---------------
                                                           175,824          175,824           175,824          175,824
                                                    ===============  ===============  ================  ===============


       At its formation in November, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each issued to CNPC in accordance with the restructuring agreement between the Company and CNPC in exchange for certain assets and liabilities.

       On April 7, 2000, the Company completed a global initial public offering ("Global Offering") pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares), were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

       The 17,582,418,000 H shares issued by the Company comprise 15,824,176,000 shares offered by the Company, and 1,758,242,000 shares offered by CNPC pursuant to an approval from China Securities Regulatory Commission to convert the state-owned shares owned by CNPC.

       Shareholders' rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

29  RESERVES

                                                          GROUP                       COMPANY
                                                -----------------------       -----------------------
                                                    2004           2003           2004           2003
                                                --------       --------       --------       --------
                                                     RMB            RMB            RMB            RMB
REVALUATION RESERVE
Beginning balance                                 79,946         79,945         79,946         79,945
Revaluation surplus of property, plant and
  equipment (Note e)
  - gross                                              -            774              -            774
  - tax                                                -           (247)             -           (247)
Revaluation loss offset against previous
  revaluation surplus of property, plant
  and equipment
  - gross                                              -           (768)             -           (768)
  - tax                                                -            242              -            242
                                                --------       --------       --------       --------
ENDING BALANCE                                    79,946         79,946         79,946         79,946

CAPITAL RESERVE
Beginning balance                                (28,557)       (28,557)       (28,557)       (28,557)
                                                --------       --------       --------       --------
ENDING BALANCE                                   (28,557)       (28,557)       (28,557)       (28,557)

STATUTORY COMMON RESERVE FUND (Note a)
Beginning balance                                 26,370         20,128         18,935         12,693
Transfer from retained earnings                    9,701          6,242          9,701          6,242
                                                --------       --------       --------       --------
ENDING BALANCE                                    36,071         26,370         28,636         18,935

STATUTORY COMMON WELFARE FUND  (Note b)
Beginning balance                                 16,653         13,532         12,988          9,867
Transfer from retained earnings                    4,851          3,121          4,851          3,121
                                                --------       --------       --------       --------
ENDING BALANCE                                    21,504         16,653         17,839         12,988

OTHER RESERVES
Beginning balance                                 (3,200)        (3,200)        (3,200)        (3,200)
                                                --------       --------       --------       --------
ENDING BALANCE                                    (3,200)        (3,200)        (3,200)        (3,200)
                                                --------       --------       --------       --------
                                                 105,764         91,212         94,664         80,112
                                                ========       ========       ========       ========

       (a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

       (b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2003: 5%) of the net profit, as determined under the PRC accounting regulations, for the year ended December 31, 2004 to the statutory common welfare fund.

       (c) The Company's distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 95,248 (2003: RMB 59,104) as of December 31, 2004. The distributable reserve computed under the PRC accounting regulations at December 31, 2004 has been arrived at after the accrual for the proposed final dividend in respect of year 2004 of RMB 25,936 (Note 13 (v)).

       (d) As of December 31, 2004, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 46,757 (2003: RMB 38,064).

       (e) The revaluation surplus recognised during the formation of the Group in 1999 was partially utilised to offset against the revaluation loss on the same assets arising in 2003 (Note 14). Additional valuation surplus arising in 2003 was credited to the revaluation reserve.

30  DEFERRED TAXATION

       Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.

       The movements in the deferred taxation account are as follows:

                                                      GROUP                  COMPANY
                                               ------------------      ------------------
                                                 2004        2003        2004        2003
                                               ------      ------      ------      ------
                                                  RMB         RMB         RMB         RMB
At beginning of year                           11,526       9,927       6,388       6,090
Transfer to profit and loss account (Note
  10)                                           2,814       1,594       1,101         293
Charged to equity
- net surplus on revaluation                        -           5           -           5
                                               ------      ------      ------      ------
At end of year                                 14,340      11,526       7,489       6,388
                                               ======      ======      ======      ======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       Deferred tax balances are attributable to the following items:

                                                       GROUP                  COMPANY
                                                 ------------------      ------------------
                                                   2004        2003        2004        2003
                                                 ------      ------      ------      ------
                                                    RMB         RMB         RMB         RMB
Deferred tax assets:
Current:
  Provisions, primarily for receivables and
  inventories                                     4,549       4,015       3,482       3,278
Tax losses of subsidiaries                            -          39           -           -
Non current:
Shut down of manufacturing assets and
  impairment of long-term assets                  2,454       1,039       2,190         949
Other                                               538         579         489         529
                                                 ------      ------      ------      ------
Total deferred tax assets                         7,541       5,672       6,161       4,756
                                                 ------      ------      ------      ------

Deferred tax liabilities:
Current:
Sales (Note (i))                                  4,401       4,401       4,401       4,401
Non current:
Accelerated tax depreciation                     17,230      12,519       8,999       6,465
Other                                               250         278         250         278
                                                 ------      ------      ------      ------
Total deferred tax liabilities                   21,881      17,198      13,650      11,144
                                                 ------      ------      ------      ------
Net deferred tax liabilities                     14,340      11,526       7,489       6,388
                                                 ======      ======      ======      ======

    (i) Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

    (ii) There were no material unrecognised tax losses at December 31, 2004.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

31  CASH FLOWS FROM OPERATING ACTIVITIES

                                                                      NOTE                    2004               2003
                                                                      ----                 -------            -------
                                                                                               RMB                RMB
Net profit                                                                                 102,927             69,614
Adjustments for:
   Minority interests                                                                        1,651                636
   Taxation                                                            10                   42,563             28,072
   Depreciation, depletion and amortisation                                                 46,411             40,531
   Provision for shut down of manufacturing assets                      7                      220              2,355
   Dry hole costs                                                      14                    4,718              4,691
   Share of profit of associates                                       15                   (1,824)              (985)
   Impairment of receivables, net                                       5                      480              1,434
   Write down in inventories, net                                       5                      146                136
   Impairment of available-for-sale investments, net                    5                       26                158
   Loss on disposal of property, plant and equipment                    5                    2,806              1,048
   Loss on disposal of associates                                                               33                  -
   Loss on disposal of available-for-sale investments                                            6                 21
   Loss on disposal of intangible and other assets                                              50                143
   Revaluation loss of property, plant and equipment                   14                        -                391
   Dividend income                                                     16                      (90)               (69)
   Interest income                                                                          (1,107)              (677)
   Interest expense                                                     8                    2,303              2,346
Advance payments on long-term operating leases                                              (5,598)            (1,584)
Changes in working capital:
   Accounts receivable and prepaid expenses and other
   current assets                                                                           (5,649)             3,612
   Inventories                                                                             (17,045)              (567)
   Accounts payable and accrued liabilities                                                    533              8,738
                                                                                           -------            -------
CASH GENERATED FROM OPERATIONS                                                             173,560            160,044
   Interest received                                                                         1,107                677
   Interest paid                                                                            (3,405)            (3,769)
   Income taxes paid                                                                       (33,963)           (19,716)
                                                                                           -------            -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  137,299            137,236
                                                                                           =======            =======

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

32   PENSIONS

       The Group participates in various retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees' basic salary for the relevant periods. The Group currently has no additional obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,476 (2003: RMB 2,193) for the year ended December 31, 2004.

33   FINANCIAL INSTRUMENTS

       The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group's operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group's senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group's treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

       (A)    CREDIT RISK

       The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

       The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

       (B)    INTEREST RATE RISK

       The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 27.

       (C)    FOREIGN EXCHANGE RATE RISK

       Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to US Dollars has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to US Dollar-denominated international prices, a devaluation of Renminbi against US Dollar may not have a negative impact on the Group's revenue, but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against US Dollar may decrease the Group's revenue, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial condition of the Group also may be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than US Dollar.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (D)    COMMODITY PRICE RISK

       The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2004 and 2003, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

       (E)    FAIR VALUES

       The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings. The fair value of the fixed rate long-term borrowings is likely to be different from their carrying amounts. As the majority of the borrowings are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial. Analysis of the fair value and carrying amounts of long-term borrowings are presented in Note 27.

34  CONTINGENT LIABILITIES

       (A)    BANK AND OTHER GUARANTEES

       At December 31, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                       2004        2003
                                                      -----       -----
                                                        RMB         RMB
Guarantee of borrowings of associates                   203         448
                                                      =====       =====

       (B)    ENVIRONMENTAL LIABILITIES

       CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

       (C)    LEGAL CONTINGENCIES

       The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (D)    LEASING OF ROADS, LAND AND BUILDINGS

       According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

       o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

       o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

       o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

       As at December 31, 2004, CNPC has obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

       (E)    GROUP INSURANCE

       Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

       (F)    COST REDUCTION MEASURES

       The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plans. Management does not believe such plans will have a material adverse impact on the Group's financial position, but may have a material adverse effect on the Group's results of operations.

       (G)    OTHER

       In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and death to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

35  COMMITMENTS

       (A)    OPERATING LEASE COMMITMENTS

       Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2004 and 2003 under non-cancellable operating leases are as follows:

                         2004           2003
                       ------         ------
                          RMB            RMB
First year              2,701          2,552
Second year             2,473          2,433
Third year              2,452          2,409
Fourth year             2,434          2,391
Fifth year              2,356          2,380
Thereafter             83,035         84,776
                       ------         ------
                       95,451         96,941
                       ======         ======

       Operating lease expenses for land and buildings and equipment were RMB 3,873 (2003: RMB 3,573) for the year ended December 31, 2004.

       (B)    CAPITAL COMMITMENTS

                                          2004           2003
                                        ------         ------
                                           RMB            RMB
Contracted but not provided for

Oil and gas properties                     645            896
Plant and equipment                      4,614         10,055
Other                                      111            194
                                        ------         ------
                                         5,370         11,145
                                        ======         ======

     (C)      LONG-TERM NATURAL GAS SUPPLY COMMITMENTS

       The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC State Development and Reform Commission at the time of deliveries.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       At December 31, 2004, future minimum delivery commitments under the contracts are as follows:

                                            QUANTITIES (BILLION OF CUBIC FEET)
                                            ----------------------------------
2005                                                       229
2006                                                       443
2007                                                       581
2008                                                       637
2009                                                       701
2010 and thereafter                                      6,111
                                                         -----
                                                         8,702
                                                         =====

       (D)    EXPLORATION AND PRODUCTION LICENSES

       The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 444 (2003: RMB 296) for the year ended December 31, 2004.

       Estimated annual payments for the next five years are as follows:

                                        RMB
                                        ---
2005                                    618
2006                                    681
2007                                    712
2008                                    712
2009                                    712

        (E)   DIVIDENDS

       Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company law and the Articles of Association of the Company, CNPC, as the major shareholder of the Company, may seek to influence the determination of the amount of dividends paid by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC's obligation to provide social services. The directors believe that these subsidies will substantially reduce CNPC's reliance on dividends from the Company.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

36  MAJOR CUSTOMERS

       The Group's major customers are as follows:

                         2004                      2003
                 --------------------      -------------------
                                 % TO                     % TO
                                TOTAL                    TOTAL
                 REVENUE      REVENUE      REVENUE     REVENUE
                 -------      -------      -------     -------
                     RMB            %          RMB           %
Sinopec           36,977            9       35,932          12
CNPC              14,516            4        9,323           3
                  ------           --       ------          --
                  51,493           13       45,255          15
                  ======           ==       ======          ==

37  RELATED PARTY TRANSACTIONS

       The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

       CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24, "Related Party Disclosure", the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 36.

       The majority of the Group's business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices which are similar to prices to other customers. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

       As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 34(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

       The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

       Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

       The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

       In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the years indicated below:

                                                            NOTE        2004       2003
                                                            ----      ------     ------
                                                                         RMB        RMB
Sale of goods                                               (a)       14,516      9,323
Fees paid for construction and technical services           (b)
  - Exploration and development services                    (c)       29,030     25,180
  - Other construction and technical services               (d)       18,469     15,688
Fees for production services                                (e)       16,313     16,042
Social services charge                                      (f)        1,289      1,326
Ancillary service charges                                   (g)        1,717      1,683
Interest income                                             (h)           25         30
Interest expense                                            (i)        1,097      1,052
Rental expense                                              (j)        2,106      2,001
Commission expense and other charges                        (k)          884        971

Notes:

       (a) Represents sale of crude oil, refined and chemical products conducted principally at market prices.

       (b) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

       (c) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

       (d) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

       (e) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (f) These represent expenditures for social welfare and support services which are charged at cost.

       (g) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc.

       (h) The Group had deposits placed with China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, amounting to RMB 1,782 (2003: RMB 2,331) as of December 31, 2004. The deposits yield interest at prevailing saving deposit rates.

       (i) The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 23,168 (2003: RMB 25,188) as of December 31, 2004 included under loans from related parties. The loans were interest bearing at market rates.

       (j) Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

       (k) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

       (l) The Group had a 7.5% equity interest in CP Finance at a book value of RMB 299 as of December 31, 2004 and as of December 31, 2003.

38  SEGMENT INFORMATION

       The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

       The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

       The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

       The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

       The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

       In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating business segments of the Group.

       Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC in April 2002 the Group acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia. In April 2003, the Group acquired for RMB 679 a 50% interest in Amerada Hess Indonesia Holdings Co., which has a 30% interest in one of the oil and gas concessions that the Group acquired in 2002.

       The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

      Operating segment information for the years ended December 31, 2003 and 2004 is presented below:

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------
       Primary reporting format -business segments


                                           EXPLORATION    REFINING      CHEMICALS       NATURAL
Year Ended                                    AND            AND           AND         GAS AND
December 31, 2003                          PRODUCTION     MARKETING     MARKETING      PIPELINE      OTHER         TOTAL
                                           -----------    --------      ---------      --------     --------      --------
                                               RMB          RMB            RMB            RMB           RMB          RMB
Turnover (including intersegment)            177,271       223,584        39,211        15,067          --         455,133
Less: Intersegment sales                    (128,963)      (16,867)       (2,263)       (3,261)         --        (151,354)
                                            --------      --------      --------      --------      --------      --------
Turnover from external customers              48,308       206,717        36,948        11,806          --         303,779
                                            ========      ========      ========      ========      ========      ========

Depreciation, depletion and amortisation     (25,486)       (7,601)       (5,795)       (1,543)         (106)      (40,531)

Segment result                                98,819        20,679         2,621         2,248          (713)      123,654
Other costs                                   (6,449)      (15,644)       (1,580)         (326)         (469)      (24,468)
                                            --------      --------      --------      --------      --------      --------
Profit/(loss) from operations                 92,370         5,035         1,041         1,922        (1,182)       99,186
                                            --------      --------      --------      --------      --------
Finance costs                                 (1,849)
Share of (loss)/profit of associates            (33)          104            42            13           859           985
                                                                                                                  --------
Profit before taxation                                                                                              98,322
Taxation                                                                                                           (28,072)
Minority interests                                                                                                    (636)
                                                                                                                  --------
Net profit                                                                                                          69,614
                                                                                                                  ========

Interest income (including
intersegment)                                  2,222           552           446           117         4,403         7,740
Less: Intersegment interest income                                                                                  (7,063)
                                                                                                                  --------
Interest income from external entities                                                                                677
                                                                                                                  ========

Interest expense (including
intersegment)                                 (2,537)       (1,686)         (843)         (356)       (3,987)       (9,409)

Less: Intersegment interest expense                                                                                  7,063
                                                                                                                  --------
Interest expense to external entities                                                                               (2,346)
                                                                                                                  ========

Segment assets                               310,431       117,652        55,595        46,450       451,949       982,077
Elimination of intersegment balances                                                                              (455,913)
Investments in associates                      1,184         1,889           232            41         2,225         5,571
                                                                                                                  --------
Total assets                                                                                                       531,735
                                                                                                                  ========


Segment capital expenditure

   - for property, plant and equipment        52,713        12,650         3,898        13,530           138        82,929

Segment liabilities                           86,050        58,372        17,634        33,535       104,326       299,917
Other liabilities                                                                                                   32,548
Elimination of intersegment balances                                                                              (162,951)
                                                                                                                  --------
Total liabilities                                                                                                  169,514
                                                                                                                  ========



                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------
Primary reporting format -business segments (continued)


                                           EXPLORATION    REFINING        CHEMICALS       NATURAL
Year Ended                                    AND            AND            AND          GAS AND
December 31, 2004                          PRODUCTION     MARKETING       MARKETING      PIPELINE         OTHER           TOTAL
                                           -----------    ----------     ----------     ----------      ----------      ----------
                                               RMB           RMB            RMB            RMB             RMB             RMB
Turnover (including intersegment)             222,305        295,598          57,179         18,255            --           593,337
Less: Intersegment sales                     (176,458)       (21,862)         (2,679)        (3,705)           --          (204,704)
                                           ----------     ----------      ----------     ----------      ----------      ----------
 Turnover from external customers              45,847        273,736          54,500         14,550            --           388,633
                                           ==========     ==========      ==========     ==========      ==========      ==========

Depreciation, depletion and amortisation      (29,092)        (8,829)         (5,741)        (2,645)           (104)        (46,411)

Segment result                                131,448         28,502          11,025          2,475            (518)        172,932
Other costs                                    (5,877)       (16,521)         (3,370)            60            (638)        (26,346)
                                           ----------     ----------      ----------     ----------      ----------      ----------
Profit/(loss) from operations                 125,571         11,981           7,655          2,535          (1,156)        146,586
                                           ----------     ----------      ----------     ----------      ----------
Finance costs                                  (1,269)
Share of profit/(loss) of associates               99            108             214             24           1,379           1,824
                                                                                                                         ----------
Profit before taxation                                                                                                      147,141
Taxation                                                                                                                    (42,563)
Minority interests                                                                                                           (1,651)
                                                                                                                         ----------
Net profit                                                                                                                  102,927
                                                                                                                         ==========

Interest income (including
 intersegment)                                  2,336            891             205              27           4,723          8,182
Less: Intersegment interest income                                                                                           (7,075)
                                                                                                                         ----------
Interest income from external entities                                                                                        1,107
                                                                                                                         ==========
Interest expense (including intersegment)      (2,559)        (1,721)           (502)           (693)         (3,903)        (9,378)
Less: Intersegment interest expense                                                                                           7,075
                                                                                                                         ----------
Interest expense to external entities                                                                                        (2,303)
                                                                                                                         ==========
Segment assets                                339,322        140,405          55,568          61,631         507,164      1,104,090
Elimination of intersegment balances                                                                                       (502,085)
Investments in associates                       1,407          2,832             280             192           3,212          7,923
                                                                                                                         ----------
Total assets                                                                                                                609,928
                                                                                                                         ==========


Segment capital expenditure
   - for property, plant and equipment         59,488         17,467           4,319          13,901             174         95,349
Segment liabilities                            93,871         73,529          18,484          35,385          99,711        320,980
Other liabilities                                                                                                            36,470
Elimination of intersegment balances                                                                                       (182,125)
                                                                                                                         ----------
Total liabilities                                                                                                           175,325
                                                                                                                         ==========

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

Note (a) - Intersegment sales are conducted principally at market price.

Note (b) - Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net income/(expense).

Note (c) - Segment results for the years ended December 31, 2003 and 2004 included impairment provision for property, plant and equipment (Note 14) and shut down of manufacturing assets (Note 7).

Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) - Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                  TURNOVER                   TOTAL ASSETS               CAPITAL EXPENDITURE
                                        ----------------------------- ----------------------------  ---------------------------
  Year Ended December 31,                    2004           2003          2004           2003          2004           2003
                                        -------------  -------------- -------------  -------------  -------------  ------------
                                             RMB            RMB            RMB            RMB           RMB            RMB
  PRC                                       387,639          302,854      606,147        529,209        94,235         82,275
  Other (Exploration and Production)            994              925        3,781          2,526         1,114            654
                                        -------------  -------------- -------------  -------------  -------------  ------------
                                            388,633          303,779      609,928        531,735        95,349         82,929
                                        =============  ============== =============  =============  =============  ============


39  ULTIMATE HOLDING COMPANY

       The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

40  APPROVAL OF FINANCIAL STATEMENTS

       The financial statements were approved by the board of directors on March 16, 2005 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 26, 2005.

                           PETROCHINA COMPANY LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

      RESULTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                                              2004           2003
                                                                            --------      --------
                                                                              RMB            RMB
Sales and other operating revenues
    Sales to third parties                                                    45,847        48,308
    Intersegment sales                                                       173,223       128,963
                                                                            --------      --------
                                                                             219,070       177,271
Production costs excluding taxes                                             (32,863)      (30,691)
Exploration expenses                                                         (11,723)      (10,577)
Depreciation, depletion and amortisation                                     (24,839)      (21,060)
Taxes other than income taxes                                                 (6,729)       (5,524)
                                                                            --------      --------
Profit before taxation                                                       142,916       109,419
Taxation                                                                     (40,014)      (32,376)
                                                                            --------      --------
Results of operations from producing activities                              102,902        77,043
                                                                            ========      ========
Profit from associates' results of operations from producing activities          471           324
                                                                            ========      ========


     CAPITALISED COSTS

                                                                              AS OF DECEMBER 31,
                                                                            ----------------------
                                                                              2004         2003
                                                                            --------      --------
                                                                              RMB           RMB
Property costs                                                                    --            --
Producing assets                                                             291,910       262,638
Support facilities                                                           116,640       106,172
Construction-in-progress                                                      14,114        10,485
                                                                            --------      --------
Total capitalised costs                                                      422,664       379,295
Accumulated depreciation, depletion and amortisation                        (172,696)     (150,842)
                                                                            --------      --------
Net capitalised costs                                                        249,968       228,453
                                                                            ========      ========
Share of associates' net capitalised costs                                       777         1,604
                                                                            ========      ========

                           PETROCHINA COMPANY LIMITED
            SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
                        PRODUCTION ACTIVITIES (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

COSTS INCURRED IN PROPERTY ACQUISITIONS, EXPLORATION AND DEVELOPMENT ACTIVITIES

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                                              2004           2003
                                                                             ------         ------
                                                                               RMB            RMB
                                                                             ------         ------
Property acquisition costs                                                       --             --
Exploration costs                                                            18,160         15,137
Development costs                                                            43,712         39,587
                                                                             ------         ------
Total                                                                        61,872         54,724
                                                                             ======         ======
Share of associates' costs of property acquisition, exploration, and
development                                                                     274            592
                                                                             ======         ======

       PROVED RESERVE ESTIMATES

       Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

       Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

       The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

                           PETROCHINA COMPANY LIMITED
            SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
                        PRODUCTION ACTIVITIES (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       Proved reserve estimates as of December 31, 2003 and 2004 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

       Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

                                                             CRUDE OIL AND
                                                              CONDENSATE      NATURAL GAS
                                                             ------------     -----------
                                                             (MILLIONS OF    (BILLIONS OF
                                                               BARRELS)       CUBIC FEET)
Proved developed and undeveloped

Reserves at January 1, 2003                                     10,937           38,817
  Changes resulting from:
    Revisions of previous estimates                                199              278
    Improved recovery                                               81               --
    Extensions and discoveries                                     476            2,853
    Production                                                    (774)            (879)
                                                               -------          -------
Reserves at December 31, 2003                                   10,919           41,069
  Changes resulting from:
    Revisions of previous estimates                                148               56
    Improved recovery                                              109               43
    Extensions and discoveries                                     542            4,405
    Production                                                    (777)          (1,019)
                                                               -------          -------
Reserves at December 31, 2004                                   10,941           44,554
                                                               =======          =======

Proved developed reserves at:
    December 31, 2003                                            8,885           13,374
    December 31, 2004                                            8,748           16,787

Proportional interest in proved reserves of associates
    December 31, 2003                                               78               78
    December 31, 2004                                               78               91

       At December 31, 2004, 10,910 million barrels of crude oil and condensate and 44,362 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 31 million barrels of crude oil and condensate and 192 billion cubic feet of natural gas proved developed and undeveloped reserves are located in Indonesia.

                           PETROCHINA COMPANY LIMITED
            SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
                        PRODUCTION ACTIVITIES (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       STANDARDISED MEASURE

       The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

       The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2003 and 2004 is as follows (in millions of RMB):

At December 31, 2003
Future cash inflows                                                                    2,991,193
Future production costs                                                                 (765,111)
Future development costs                                                                 (88,556)
Future income tax expense                                                               (635,169)
                                                                                      ----------
Future net cash flows                                                                  1,502,357
Discount at 10% for estimated timing of cash flows                                      (807,037)
                                                                                      ----------
Standardised measure of discounted future net cash flows                                 695,320
                                                                                      ==========

At December 31, 2004
Future cash inflows                                                                    3,894,766
Future production costs                                                                 (865,257)
Future development costs                                                                 (90,938)
Future income tax expense                                                               (906,035)
                                                                                      ----------
Future net cash flows                                                                  2,032,536
Discount at 10% for estimated timing of cash flows                                    (1,061,260)
                                                                                           1,260)
                                                                                      ----------
Standardised measure of discounted future net cash flows                                 971,276
                                                                                      ==========

Share of associates' standardised measure of discounted future net cash flows

  At December 31, 2003                                                                     3,744
  At December 31, 2004                                                                     5,371

       Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

                           PETROCHINA COMPANY LIMITED
            SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
                        PRODUCTION ACTIVITIES (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2003 and 2004 are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                             --------------------------
                                                                                2004             2003
                                                                             --------          --------
                                                                                RMB               RMB
                                                                             --------          --------
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

Beginning of year                                                             695,320           615,386
Sales and transfers of oil and gas produced, net of production costs         (179,478)         (146,580)
Net changes in prices and production costs and other                          355,109            90,150
Extensions, discoveries and improved recovery                                 117,560            65,150
Development costs incurred                                                      9,693             1,730
Revisions of previous quantity estimates                                       13,236            15,520
Accretion of discount                                                          98,935            87,580
Net change in income taxes                                                   (139,099)          (33,616)
                                                                             --------          --------
End of year                                                                   971,276           695,320
                                                                             ========          ========

                           PETROCHINA COMPANY LIMITED
          SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

       The consolidated financial statements of the Group appearing on pages 70 to 120 have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

       Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                   --------------------------
                                                                                     2004              2003
                                                                                   --------          --------
                                                                                      RMB              RMB
                                                                                   --------          --------
Net income under IFRS                                                               102,927            69,614
US GAAP adjustments:
    Reversal of revaluation loss of property, plant and equipment                        --               391
    Depreciation charges on property, plant and equipment revaluation gain            8,170             8,053
    Depreciation charges on property, plant and equipment revaluation loss             (830)             (144)
    Loss on disposal of revalued property, plant and equipment                          523               451
    Income tax effect                                                                (2,595)           (2,886)
    Minority interests                                                                  (60)              (60)
                                                                                   --------          --------
Net income under US GAAP                                                            108,135            75,419
                                                                                   ========          ========
Basic and diluted net income per share under US GAAP (RMB)                             0.62              0.43
                                                                                   ========          ========

       Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                             AS OF DECEMBER 31,
                                                                                         --------------------------
                                                                                           2004              2003
                                                                                         --------          --------
                                                                                            RMB               RMB
                                                                                         --------          --------
Shareholders' equity under IFRS                                                           425,212           356,613
US GAAP adjustments:
   Reversal of property, plant and equipment revaluation gain                             (80,555)          (80,555)
   Depreciation charges on property, plant and equipment revaluation gain                  45,443            37,273
   Reversal of property, plant and equipment revaluation loss                               1,513             1,513
   Depreciation charges on property, plant and equipment revaluation loss                  (1,310)             (480)
   Loss on disposal of revalued property, plant and equipment                               1,314               791
   Deferred tax assets on revaluation                                                      11,091            13,686
   Minority interests                                                                         304               364
   Effect on the retained earnings from the one-time remedial payments for staff
   housing borne by the state shareholder of the Company                                   (2,553)           (2,553)
   Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the state shareholder of the
   Company                                                                                  2,553             2,553
                                                                                         --------          --------
Shareholders' equity under US GAAP                                                        403,012           329,205
                                                                                         ========          ========

                           PETROCHINA COMPANY LIMITED
          SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

      Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2004 and 2003 are as follows:

                                         YEAR ENDED DECEMBER 31,
                                       --------------------------
                                         2004               2003
                                       --------          --------
                                          RMB               RMB

Balance at beginning of year            329,205           283 464

Net profit for the year                 108,135            75,419
Final dividend for year 2002                 --           (12,299)
Interim dividend for year 2003               --           (17,379)
Final dividend for year 2003            (13,947)               --
Interim dividend for year 2004          (20,381)               --
                                       --------          --------
Balance at end of year                  403,012           329,205
                                       ========          ========

       In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results may differ from those estimates.

       A summary of the principal differences and additional disclosures applicable to the Group is set out below:

       (a) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

       As described in Note 14 to the consolidated financial statements on pages 87 to 92, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

       The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

       The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

       With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the profit and loss account. The remaining RMB 774 was credited to the revaluation reserve in the shareholders' equity.

       With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the profit and loss account.

       The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2004 to December 31, 2004 was RMB 8,170, and from January 1, 2003 to December 31, 2003 was RMB 8,053.

                           PETROCHINA COMPANY LIMITED
          SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2004 to December 31, 2004 was RMB 830, and from January 1, 2003 to December 31, 2003 was RMB 144.

       The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2004 to December 31, 2004 was RMB 523, and from January 1, 2003 to December 31, 2003 was RMB 451.

       For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

       (b) RELATED PARTY TRANSACTIONS

       The Group has disclosed in Note 36 to the consolidated financial statements on page 115, transactions with significant customers and in Notes 21, 22, 26, 27 and 37 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 36 and the transactions with the CNPC Group disclosed in Note 37. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

       (c) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

       The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

       The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

       Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2003 and 2004.

                           PETROCHINA COMPANY LIMITED
          SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
   (Amounts in millions except for per share data or unless otherwise stated)
--------------------------------------------------------------------------------

       (d) RECENT US ACCOUNTING PRONOUNCEMENTS

       In December 2004, the FASB revised FAS No. 123 (FAS 123 (R)). FAS 123
(R), "Share-based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123 (R) is effective for interim periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123 (R). The Group does not expect the adoption of FAS 123(R) to have a material impact on the Group's financial position or operational results.

       On November 24, 2004, the FASB issued Statement No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operation.

       On December 15, 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operation.

                              CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman:                                  Chen Geng

Vice Chairman:                             Jiang Jiemin             Ren Chuanjun

Executive Directors:                       Su Shulin                Duan Wende

                                           Wang Fucheng

Non-executive Directors:                   Zheng Hu                 Zhou Jiping

                                           Gong Huazhang            Zou Haifeng

Independent Non-executive Directors:       Chee-Chen Tung           Liu Hongru

                                           Franco Bernabe

Secretary to the Board of Directors:       Li Huaiqi

SUPERVISORY COMMITTEE

Chairman:                                  Li Kecheng

Supervisors:                               Wen Qingshan             Sun Xianfeng

                                           Xu Fengli                Sun Chongren

Independent Supervisors:                   Zhang Youcai             Wu Zhipan

SENIOR MANAGEMENT                          Wang Guoliang            Liu Baohe

                                           Jia Chengzao

AUTHORISED REPRESENTATIVES                 Wang Fucheng             Li Huaiqi

COMPANY'S WEBSITE                          www.petrochina.com.cn

AUDITORS

         International Auditors

         PricewaterhouseCoopers

         Certified Public Accountants, Hong Kong

         22nd Floor

         Prince's Building

         Central

         Hong Kong

         Domestic Auditors

         PricewaterhouseCoopers Zhong Tian CPAs Company Limited

         Certified Public Accountants, PRC

         11th Floor PricewaterhouseCoopers Center

         202 Hu Bin Road

         Shanghai 200021

         PRC

LEGAL ADVISERS TO THE COMPANY

         as to Hong Kong law:                        as to United States law:

         Clifford Chance                             Shearman & Sterling

         29th Floor                                  12th Floor Gloucester Tower

         Jardine House                               The Landmark

         1 Connaught Place                           11 Pedder Street

         Central                                     Central

         Hong Kong                                   Hong Kong

         as to PRC law:

         King and Wood

         Level 31 Block A Jianwai Soho

         39 Dong San Huan Zhong Lu

         Beijing 100022

LEGAL ADDRESS

         World Tower 16 Andelu

         Dongcheng District

         Beijing 100011

         PRC

HONG KONG REPRESENTATIVE OFFICE

         Unit 3606

         Tower 2 Lippo Centre

         89 Queensway

         Hong Kong

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

         Hong Kong Registrars Limited

         46/F Hopewell Centre

         183 Queen's Road East

         Hong Kong

PRINCIPAL BANKERS

         Industrial and Commercial Bank of China          Bank of China

         55 Fuxingmennei Avenue (Head Office)            1 Fuxingmennei Avenue

         Xicheng District                                Xicheng District

         Beijing, PRC                                    Beijing, PRC

         China Construction Bank                         China Development Bank

         25 Finance Street                               29 Fuchengmenwai Avenue

         Xicheng District                                Xicheng District

         Beijing, PRC                                    Beijing, PRC

         Bank of Communications                          CITIC Industrial Bank

         Tongtai Mansion, 33 Finance Street              A27 Finance Street

         Xicheng District                                Xicheng District

         Beijing, PRC                                    Beijing, PRC

DEPOSITORY

         The Bank of New York

         P.O. Box 11258

         Church Street Station

         New York

         NY 10286-1258

PLACES OF LISTING

         H shares:    The Stock Exchange of Hong Kong Limited       Code:   857

         ADS:         The New York Stock Exchange, Inc.             Symbol:  PTR

PUBLICATIONS

       As required by the United States Securities Law, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before June 30, 2005. The annual report on Form 20-F contains a detailed description of the Company's businesses, operation results and financial conditions. Copies of the annual report and the Form 20-F submitted to the United States Securities and Exchange Commission will be made available at the following addresses:

         PRC                   PetroChina Company Limited

                               16 Andelu

                               Dongcheng District

                               Beijing 100011

                               PRC

                               Tel: (8610) 8488 6270

                               Fax: (8610) 8488 6260



         HONG KONG             PetroChina Company Limited

                               Unit 3606

                               Tower 2 Lippo Centre

                               89 Queensway

                               Hong Kong

                               Tel:    (852) 2899 2010

                               Fax:    (852) 2899 2390

         USA                   The Bank of New York

                               P.O. Box 11258
                               Church Street Station
                               New York, NY 10286 - 1258
                               USA

                               Calling from within the US (toll-free):
                               1-888-BNY-ADRs
                               International call: 610-382-7836

                               E-mail: shareowners@bankofny.com

                               Website: http://www.stockbny.com

       Shareholders may also browse or download the annual report of the Company and the Form-20 filed with the United States Securities and Exchange Commission from the official website of the Company at www.petrochina.com.cn.

INVESTMENT INFORMATION FOR REFERENCE

       Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

       The following documents are made available for inspection at the headquarters of the Company in Beijing:

       1. The original of the annual report for 2004 signed by the Chairman of the Board;

       2. The Financial statements under the hand and seal of the Legal Representative, the Chief Accountant and the Person in Charge of the Accounting Department of the Company;

       3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants; and

       4. Copies of all Chinese and English announcements of the Company published in Hong Kong newspapers during the period of the annual report.

       5.   The amended Articles of Association of the Company.




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                              MAJOR EVENTS IN 2004

MARCH

       o On March 12, the Company and Tianjin Gas Group entered into the "take or pay" Natural Gas Purchase and Delivery Agreement in connection with the second Shaanxi-Beijing Pipeline (the "SECOND SHAANXI-BEIJING PIPELINE") in Beijing. The preliminary feasibility study report for the Second Shaanxi-Beijing Pipeline has been examined by the State Development and Reform Commission and approved by the State Council. It is scheduled to be completed and put into operation in September 2005. The designed transmission capacity is 12 billion cubic metres per year, identical to the designed capacity of the West-East Pipeline. The Pipeline runs through five provinces and cities (Beijing, Tianjin, Shanxi, Hebei and Shandong). Upon its completion, the five provinces and cities can receive natural gas as a clean source of energy pursuant to the supply agreements. The Pipeline will become another major channel of transmission of clean energy to northern and eastern China.

       o On March 23, the Company held the fifth meeting of the second Board of Directors in Beijing. The following resolutions were passed in the meeting: resolution on the financial statements for the year 2003 (including the publication of annual results for the year ended December 31, 2003); resolution on the draft profit distribution plan for the year 2003; resolution on the Company's annual report for the year 2003 (for publication in Hong Kong); resolution on the President's Work Report for the year 2003; resolution on the amendment of the Interim Measures for Assessment of Performance of the Members of the President's Work Team, the Assessment of Performance of the Members of the President's Work Team for the year 2003, and the formulation of performance contract for the year 2004; resolution on authorising the Board of Directors to determine the distribution of the Company's interim dividend for the year 2004; resolution on the code of conduct for senior management of the Company; resolution on requesting the shareholders' general meeting to authorise the Board of Directors to issue shares of the Company; resolution on the establishment of branches selling refined products in southern and central China; and resolution on the convening of the annual general meeting for the year 2003.

APRIL

       o Forbes published its latest ranking of the "Forbes 2000 The World's Leading Companies". The Company ranked first amongst companies in China and ranked 55 worldwide.

       o The Company won a series of awards in the competition organised by FinanceAsia, an influential magazine in Asia Pacific capital markets. The Company won the following awards:

                       Best Dividend Payout Policy                       1st

                       Best Corporate Governance                         5th

                       Best Investor Relations                           5th



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MAY

       o On May 18, the Company held its annual general meeting for 2003 in Beijing, at which resolutions on the following matters were adopted: approval of the Report of the Board of Directors for the year 2003, approval of the Report of the Supervisory Committee for the year 2003, approval of the Financial Statements for the year 2003, approval of the profit distribution plan for the year 2003, approval of the authorisation of the Board of Directors to declare interim dividends for the year 2004, approval of the appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the domestic auditors of the Company for the year 2004, approval of the re-election of Mr Chen Geng as a Director of the Company, approval of the election of Mr Jiang Jiemin as a Director of the Company, approval of the election of Mr Zhou Jiping as a Director of the Company, approval of the election of Mr Duan Wende as a Director of the Company, approval of the election of Mr Sun Xianfeng as a Supervisor of the Company, approval of Mr Xu Fengli as a Supervisor of the Company, approval of the resolution to authorise the Board of Directors to issue shares of the Company.

       o On May 19, the Company held the sixth meeting of the second Board of Directors, at which resolutions on the following matters were adopted: election of the Chairman and the Vice Chairman, and appointment of the President nominated by the Chairman. Mr Chen Geng was appointed the Chairman of the Company. Mr Jiang Jiemin was appointed Vice Chairman and President of the Company.

AUGUST

       o On August 25, the Company held the seventh meeting of the second Board of Directors, at which resolutions on the following matters were adopted: the Company's Interim Financial Statements for the year 2004 (including the interim results for the six months ended June 30, 2004), interim profit distribution plan for the year 2004, adjustment of the investment plan of the Company for the year 2004.

       o The Company was listed for the first time as one of the top 1,000 global firms by Business Week of the United States. The Company ranked No. 656. Among the Chinese firms on the list, PetroChina ranked No. 4.

NOVEMBER

       o On November 26, the Company held the eighth meeting of the second Board of Directors in Beijing, at which resolutions on the following matters were adopted: the Company's investment plan for



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            the year 2005, the Company's Budget Report for the year 2005,
            Measures for Assessment of Performance of the President's Work Team and the formulation of Performance Contract for the President's Work Team for the year 2004.

  DECEMBER

       o On December 26, the Company commenced using the new logo. The logo is jointly owned by the Company and CNPC. The new logo is a petal graphic equally divided by ten in red and yellow colours. The Company will use the two forms of combination of the new logo in different occasions to accommodate different needs.

       o At 2 pm on December 29, the State Steering Committee for the Construction of the West-East Pipeline held the seventh working meeting in the Taiwan Hall of the People's City Hall in Beijing. In the meeting, the Company signed natural gas sales agreements with 12 users. As of that point the Company has signed natural gas sales agreements with 40 downstream clients, and all gas transmission contracts covering the designed 12-billion cubic metres annual transmission capacity of the West-East Pipeline have been signed.

       o On December 30, commercial operation of the entire West-East Pipeline commenced, one full year ahead of the scheduled time. This marks the realisation of the Company's solemn promise to build a top-class natural gas transmission pipeline on Chinese soil characterised by high quality, high speed, high efficiency and high level. The West-East Pipeline is the longest gas pipeline in the country to date, with the largest pipe diameter, the best quality pipe materials, the highest level of designed pressure, the greatest transmission capacity, and the highest level of automated control. The West-East Pipeline Project is viewed as a landmark project in China's history of pipeline construction, as well as the largest project the Company has invested and constructed since its listing. The completion and operation of the West-East Pipeline Project signifies the initial completion of the Company's trunk line network in China, and that its natural gas business has entered a new era of rapid development.

       o In AsiaMoney's 2004 "Annual Best-Managed Large Companies Poll", the Company was awarded the "Overall Best-Managed Large Cap Company" and "Overall Most Improved Company for Best-Management Practices" Awards.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: April 6, 2005                        By: /s/ Li Huaiqi
                                               ---------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary